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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                            FOODBRANDS AMERICA, INC.
                           (NAME OF SUBJECT COMPANY)

                            FOODBRANDS AMERICA, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  344822 10 1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              R. RANDOLPH DEVENING
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              1601 N.W. EXPRESSWAY
                                   SUITE 1700
                         OKLAHOMA CITY, OKLAHOMA 73118
                                 (405) 879-4100
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT).

                                WITH COPIES TO:
           JOHN M. MEE, ESQ.                      MARK C. SMITH, ESQ.
         W. CHRIS COLEMAN, ESQ.              SKADDEN, ARPS, SLATE, MEAGHER
             MCAFEE & TAFT                             & FLOM LLP
       A PROFESSIONAL CORPORATION                   919 THIRD AVENUE
           221 NORTH ROBINSON                   NEW YORK, NEW YORK 10022
     OKLAHOMA CITY, OKLAHOMA 73102                   (212) 735-3000
             (405) 235-9821

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

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Foodbrands America, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 1601 N.W. Expressway, Suite 1700, Oklahoma City, Oklahoma 73118. The title of the class of equity securities to which this Statement relates is the common stock, par value $.01 per share, of the Company (the "Common Stock").

ITEM 2. TENDER OFFER OF THE PURCHASER.

  This Statement relates to the tender offer by IBP Sub, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of IBP Foodservice L.L.C., a Delaware limited liability company, whose sole members are IBP, inc., a Delaware corporation (the "Parent") and Prepared Foods, Inc., a Texas corporation and a wholly owned subsidiary of the Parent, disclosed in a Tender Offer Statement on Schedule 14D-1 dated April 1, 1997 (the "Schedule 14D-1"), to purchase all of the outstanding shares of Common Stock of the Company (the "Shares") at a price of $23.40 per Share, net to the seller in cash (such amount or any greater amount paid pursuant to the Offer, being hereafter referred to as the "Share Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 1, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

  The Offer is being made by the Purchaser pursuant to an Agreement and Plan of Merger, dated as of March 25, 1997 (the "Merger Agreement"), by and among the Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, for the making of the Offer by the Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, unless the parties otherwise agree, the Purchaser will be merged with and into the Company (the "Merger") no later than the second business day after the satisfaction or waiver of all conditions to the Merger. Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly owned indirect subsidiary of the Parent. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (as defined below) (other than Shares owned by the Parent or any subsidiary of the Parent or held in the treasury of the Company or by wholly owned subsidiaries of the Company, all of which will be cancelled, and other than Dissenters' Shares (as defined below) under the Delaware General Corporation Law (the "DGCL")) will be converted into the right to receive the per share consideration in the Offer, without interest (the "Merger Consideration"). A copy of the Merger Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference.

  The Offer to Purchase states that the principal executive offices of the Purchaser and the Parent are located at IBP Avenue, P.O. Box 515, Dakota City, Nebraska 68731.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

  (b)(1) Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described under the heading "Executive Compensation" at pages 17 to 21 of the Company's Proxy Statement dated April 4, 1996 for its 1996 Annual Meeting of Stockholders (the "1996 Proxy Statement"). Copies of such pages are filed as Exhibit 98.1 hereto and are incorporated herein by reference.

  Set forth below is a summary of such agreements and arrangements entered into since the date of the 1996 Proxy Statement.

  Devening Employment Agreement. Pursuant to the Employment Agreement dated August 2, 1994 between the Company and R. Randolph Devening, Chairman of the Board, President and Chief Executive Officer of the Company, as amended by the First Amendment to Employment Agreement, dated as of December 31, 1996,

(the "Devening Employment Agreement"), Mr. Devening is paid a base salary of $700,000 per annum (the "Base Salary"). The Devening Employment Agreement also provides that Mr. Devening will be paid a performance bonus for each fiscal year beginning after December 31, 1995 in an amount equal to the sum of 100% of his Base Salary (the "Target Bonus") for such year if the Company meets its EBIT (earnings before interest and taxes) target for such year (as set by the compensation committee of the Board of Directors), plus a minimum of 25% of his Base Salary for such year if the Company exceeds such EBIT target by 10% or more, plus a minimum of an additional 25% of his Base Salary for such year if the Company exceeds such EBIT target by 20% or more; provided, however, that Mr. Devening remains an employee of the Company on the last day of each such fiscal year for which a performance bonus is being paid, and provided further, however, that, in the event of Mr. Devening's death or his qualification for a benefit under the Company's long-term disability plan, Mr. Devening or his estate will be entitled to the entire bonus to which he would otherwise be entitled had he remained an employee of the Company as of the last day of the year in which such event of death or qualification occurred.

  The Devening Employment Agreement also provides that Mr. Devening's employment period will extend to December 31, 1999, and, unless previously terminated as provided for in the Devening Employment Agreement, shall be extended automatically for one (1) year after December 31, 1999, unless prior to January 1, 1999, either party provides to the other written notice of the intent of such party not to extend. If, however. a Change of Control (as defined in the Devening Employment Agreement) occurs, the employment period will be extended to the second anniversary of the Change of Control.

  Before a Change of Control, Mr. Devening's employment may be terminated without cause at any time by the Board of Directors of the Company during the employment period. Upon such termination, the Company will pay to Mr. Devening a severance payment equal to three (3) times the sum of (i) the Base Salary for the last twelve-month period ending prior to such termination, plus (ii) an amount equal to Mr. Devening's Target Bonus of 100% of his base salary regardless of whether such bonus was paid, as discussed above, for the last fiscal year of the Company ending prior to such termination (the "Termination Bonus"). The Termination Bonus will be paid in thirty-six (36) equal monthly installments, commencing within thirty (30) days after the date of termination. Such payment shall be in lieu of any other benefits that may otherwise be payable to Mr. Devening under any severance pay plan or arrangement. In the event Mr. Devening should die prior to the end of said thirty-six (36) month period, the unpaid portion of the Termination Bonus will nonetheless be paid to Mr. Devening's surviving spouse, and if none, to his estate.

  Consummation of the Offer will result in a Change of Control under the Devening Employment Agreement. As a result, Mr. Devening will be entitled to receive a single lump sum payment equal to the Termination Bonus or approximately $4.2 million (the "Change of Control Payment"). Also, under the Devening Employment Agreement, Mr. Devening will continue his employment during the one year period immediately following a Change of Control (the "Devening Stay Period") upon the Company paying to him the Change of Control Payment. During the Devening Stay Period, Mr. Devening shall be entitled to all compensation, perquisites and benefits he would otherwise be entitled to under the Devening Employment Agreement. Mr. Devening is required to pay liquidated damages to the Company of one-third of the Change of Control Payment if he terminates his employment the Company during the Devening Stay Period. In addition to the Change of Control Payment, the Company will be required to pay Mr. Devening an amount equal to any excise tax, interest and penalties (including income tax) he is required to pay under Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), resulting from the Change of Control Payment (described above) and the Option Payment described below.

  The Devening Employment Agreement also contains an agreement by Mr. Devening not to compete for a period of twenty four (24) months (the "Covenant Period") after his termination of employment from the Company at any time following a Change of Control for any reason. In consideration for such covenant, the Company shall pay Mr. Devening the sum of $1 million (the "Covenant Payment") in twenty-four (24) equal monthly installments following such termination. In the event of Mr. Devening's death during the Covenant Period, the balance of the Covenant Payment, if any, shall be paid to his surviving spouse, and if none, to his estate.

  In addition to all amounts required to be paid to Mr. Devening by the Company upon his termination of employment for any reason prior to or after a Change of Control, Mr. Devening shall be entitled to continue to participate in all of the Company's health plans during the thirty-six (36) month period following any such termination, and after the expiration of such thirty-six
(36) month period, Mr. Devening shall then be eligible to elect COBRA continuation coverage under the Company's health plan. During such thirty-six
(36) month period Mr. Devening shall also be entitled to continue to receive certain other welfare benefits and perquisites described in the Devening Employment Agreement at the higher of the level of such coverage and perquisites immediately prior to the Change of Control or immediately prior to such termination.

  Copies of the Devening Employment Agreement and the First Amendment to Employment Agreement are filed as Exhibits 10.1 and 10.2, respectively, hereto and are incorporated herein by reference.

  Devening Stock Options. In 1994, the Company granted to Mr. Devening options to purchase, in the aggregate, 625,593 shares of the Company Common Stock at an option price of $9.00 per share. Nine percent of such options vested on December 31, 1994, 18.2% of such options vested on each of December 31, 1995 and 1996, with the remaining such options to vest on December 31 of each of the subsequent three years if Mr. Devening remains an employee and the Company meets the specified earnings target for such year. The options terminate 10 years from the date of grant and must be exercised within 90 days after Mr. Devening ceases to be an employee. Consummation of the Offer will result in a Change of Control resulting in the vesting of all such options. Upon consummation of the Offer Mr. Devening will receive approximately $9 million, representing the difference between the option exercise price of $9.00 and the Share Price, multiplied by the 625,593 options held by Mr. Devening (the "Option Payment").

  Stay Bonus Agreements. On December 31, 1996, the Company entered into Stay Bonus Agreements, dated as of December 31, 1996 (the "Stay Bonus Agreements"), with the following key employees and officers: Thomas A. McCarley, Patrick A. O'Ray, Raymond J. Haefele, Bryant P. Bynum, William L. Brady, David J. Clapp, Horst O. Sieben, William E. Rosenthal, Howard S. Katz, Tony L. Prater, Roger
E. LeBreck and Howard C. Madsen (each, an "Executive"). Each of the Stay Bonus Agreements provide that the Executive will continue his employment during the one year period immediately following a Change of Control Event (as defined in the Stay Bonus Agreements) (the "Stay Period"). The Executive will be paid a bonus (i) upon the completion of the Executive's employment with the Company for the Stay Period or (ii) if earlier, upon his termination of employment with the Company for Good Reason (as defined in the Stay Bonus Agreements) or the termination of his employment by the Company for reasons other than for Cause (as defined in the Stay Bonus Agreements) (excluding death or permanent disability). The transactions contemplated by the Merger Agreement would constitute a Change of Control Event for purposes of the Stay Bonus Agreements. The aggregate amount payable pursuant to the Stay Bonus Agreements is approximately $3.2 million.

  The Stay Bonus Agreements provide that during the Stay Period if the Executive voluntarily terminates his employment other than for Good Reason or if he dies or becomes permanently disabled, he shall nonetheless receive a proportionate part of the Stay Bonus computed by multiplying the Stay Bonus by a fraction, the numerator of which is the number of days in the Stay Period the executive is employed by the Company before the occurrence of his resignation, death or permanent disability and the denominator of which is
365. In addition, the Stay Bonus Agreements also include a non-competition agreement for a period of two years unless the Executive is already subject to another non-competition provision.

  A copy of the form of the Stay Bonus Agreement between the Company and certain key employees and officers is filed as Exhibit 10.3 hereto and is incorporated herein by reference.

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

  Other. Pursuant to the Merger Agreement, the Parent and the Purchaser have also agreed that the Surviving Corporation and its subsidiaries will honor, and the Parent has agreed to cause the Surviving Corporation and its subsidiaries to honor, all of the employment, transition employment, non-compete, consulting, benefit, compensation or severance agreements of the Company and its subsidiaries in accordance with their terms and, for a period of not less than twelve months immediately following the Effective Date (as defined below), all of the Company's written employee severance plans (or policies), in existence on the date hereof, including, without limitation, the separation pay plans for corporate officers.

  The Merger Agreement also provides that immediately prior to the Effective Time (as defined below), subject to obtaining any consent which may be necessary from the holder of outstanding options, the Company shall cancel and settle, by cash payment to the holders thereof (the "Option Settlement Agreement"), all the outstanding options to purchase shares of Common Stock (whether or not such options are currently exercisable or vested) which were granted prior to the date of the Merger Agreement under the Company's stock plans and agreements. Currently options to purchase 1,472,410 shares of Common Stock at exercise prices varying from $7.875 to $15.25 per share are held by employees and directors of the Company. The Option Settlement Amount with respect to each cancelled option shall be an amount in cash equal to the excess, if any, of the Merger Consideration over the per share exercise price of such cancelled option, multiplied by the number of shares of Common Stock into which such cancelled options would be exercisable, less any amounts that the Company is required to withhold and pay over to any federal, state, local or other tax authorities under applicable law with respect to such Option Settlement Amount.

 Amendments to TNT and KPR Agreements

  Amendment of TNT Crust, Inc. Agreement. Roger E. LeBreck, who is an officer of the Company but not an executive officer, was a stockholder of TNT Crust, Inc. ("TNT") which was acquired by the Company on December 18, 1995. Pursuant to the Stock Purchase Agreement by and among TNT and the stockholders of TNT (the "TNT Sellers") and the Company dated as of November 22, 1995 (the "TNT Agreement"), the Company agreed to a contingent purchase price payment payable in Common Stock of the Company (at a price of $11.54 per share) or cash, at the option of the TNT Sellers, not to exceed $6.5 million based on sales growth to certain customers. Mr. LeBreck, as one of the TNT Sellers, is entitled to a portion of the contingent payment. Mr. LeBreck was also granted 40,000 options at an exercise price of $12.125 with vesting provisions similar to Mr. Devening's.

  Pursuant to the letter dated March 24, 1997 (the "TNT Letter") a copy of which is filed as Exhibit 10.4 hereto and is incorporated herein by reference, the TNT Agreement was amended, to provide that the Company will pay $9.5 million to an agent for the benefit of the TNT Sellers, subject to successful completion of the Offer. Additionally, the TNT Letter provides that the TNT Seller's indemnification for TNT's tax liability for Income Tax Claims (as defined in the TNT Agreement) is limited to the lesser of 50% up to the first $1 million of such claims or $500,000. In connection with these changes, the TNT Sellers agreed to waive various contingent purchase price and stock options provisions contained in the TNT Agreement.

  Amendment of KPR Holdings, Inc. Agreement. Pursuant to a letter dated March 24, 1997 (the "KPR Letter"), a copy of which is filed as Exhibit 10.5 hereto and is incorporated herein by reference, the Purchase Agreement by and among KPR Holdings, Inc. ("KPR"), the shareholders of RKR-GP, Inc. (collectively, the "KPR Sellers") and the Company, dated as of November 14, 1995 (the "KPR Agreement"), has been amended to provide that:

    (i) the Contingent Purchase Price (as defined in the KPR Agreement) of approximately $4.3 million which is payable on April 1, 1997 (the "Original Amount") will be paid in cash only;

    (ii) upon the earlier of the consummation of the Offer or the Effective Time, the KPR Sellers will receive $400,000 plus an additional amount equal to approximately $4.3 million (the product of 328,233 (the number of shares the KPR Sellers could have received on April 1, 1997) multiplied by the Share Price less $13.125);

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

    (iii) the provisions of the Contingent Purchase Price contained in the KPR Agreement will be modified such that the KPR Sellers will no longer have the right to elect to receive Common Stock at $13.125 per share in satisfaction of the Contingent Purchase Price, but instead will have the right to elect to receive common stock of the Parent at $22.50 per share; and

    (iv) the Parent will enter into a guarantee of KPR's lease of real property with BAM Corporation in substantially the form of that lease executed by the Company.

  If the transactions as contemplated by the Merger Agreement are not completed, then the KPR Sellers are entitled to the Contingent Purchase Price in cash or Company Common Stock.

  (b)(2) THE MERGER AGREEMENT. On March 25, 1997 the Company, Parent and Purchaser entered into the Merger Agreement. The following is a summary of certain provisions of the Merger Agreement. Such summary is qualified in its entirety by the Merger Agreement, a copy of which is filed hereto as Exhibit 2 and is incorporated herein by reference.

  The Offer. The Merger Agreement provides for the commencement of the Offer, in connection with which Parent and the Purchaser have expressly reserved the right to waive certain conditions of the Offer, however, without the consent of the Company, the Purchaser has agreed not to: (i) waive the condition that at least a majority of the Shares outstanding, on a fully diluted basis, be tendered and not withdrawn in the Offer ("the Minimum Condition"); (ii) subject to clause (z) below, extend the Offer if all of the Offer conditions are satisfied or waived; (iii) decrease the Share Price, change the form of consideration payable in the Offer or decrease the number of Shares sought;
(iv) impose additional conditions to the Offer; (v) waive the condition which requires that the Charter Amendment (as defined below) be effective prior to the close of business on September 24, 1997; or (vi) amend the conditions of the Offer or any other term of the Offer in any manner adverse to the holders of Shares (other than as described above). The initial expiration date of the Offer shall be at 12:00 midnight New York City time on April 28, 1997 (the "Expiration Date"). Notwithstanding anything in the Merger Agreement to the contrary, the Purchaser may, from time to time, in its sole discretion, extend the Expiration Date, but not beyond the close of business on September 24, 1997, without the consent of the Company (x) if any of the conditions to the Offer have not been satisfied, for the minimum period of time necessary to satisfy such condition; (y) for any period required by any order, decree or ruling of, or any rule, regulation, interpretation or position of any Governmental Entity (as defined below) applicable in the Offer; or (z) for a period of not more than five business days beyond the latest expiration date that would otherwise be permitted under clause (x) or (y) of this sentence solely for the purposes of obtaining valid tenders (which are not withdrawn) of 90% of the Shares.

  Consideration To Be Paid in the Merger. The Merger Agreement provides that upon the terms (but subject to the conditions) set forth in the Merger Agreement, the Purchaser will be merged with and into the Company whereupon the separate existence of the Purchaser will cease, and the Company shall be the Surviving Corporation and shall be a wholly owned indirect subsidiary of the Parent. In the Merger, each share of common stock, $.01 par value per share, of the Purchaser outstanding immediately prior to the time of filing of a certificate of merger relating to the Merger with the Secretary of State of the State of Delaware, or such later time as is agreed by the parties (the "Effective Time"), shall be converted into one fully paid and non-assessable share of common stock, par value $.01 per share, of the Surviving Corporation. The date on which the Effective Time occurs is referred to herein as the "Effective Date." In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company as treasury stock or by any wholly-owned subsidiary of the Company or owned by the Parent, the Purchaser or any subsidiaries of the Parent, and other than the Dissenters' Shares) shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash, without interest thereon, equal to the Share Price (the "Merger Consideration"). The Merger Agreement provides that, unless the parties otherwise agree, the closing of the Merger shall take place no later than the second business day after the satisfaction or waiver of the conditions to the obligations of the parties set forth in Article VI of the Merger Agreement.

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

  Board Representation. The Merger Agreement provides that promptly upon the purchase of and payment for Shares by the Parent or any of its subsidiaries which represents at least a majority of the outstanding Shares (on a fully diluted basis), the Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product of (i) the total number of directors on the Board of Directors and (ii) the percentage that the number of Shares so accepted for payment bears to the total number of Shares then outstanding. The Company's obligation to appoint such designees shall be subject to Section 14(f) of the Exchange Act. The Company is required to take all action necessary to effect any such election and to include in this Statement the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Such information is attached to this Statement as Annex A. Notwithstanding the foregoing, until the Effective Time, the Company shall use all reasonable efforts to have at least two members of the Board of Directors who are neither officers of the Parent or designees, stockholders or affiliates of the Parent.

  Stockholders' Meeting. The Merger Agreement provides that, if required to consummate the Merger, following the expiration of the Offer (i) the Company shall, in accordance with applicable law and the Amended and Restated Certificate of Incorporation (the "Charter") and the Amended and Restated Bylaws of the Company, duly call a special meeting of its stockholders (the "Special Meeting") as promptly as practicable for the purpose of considering and taking action upon the Merger Agreement and the Merger and (ii) the Board of Directors of the Company shall, subject to its fiduciary duties under applicable law as advised by outside counsel, recommend to its stockholders the approval and adoption of the Merger Agreement and the Merger. At the Special Meeting, the Parent shall vote, or cause to be voted, all of the Shares then owned by the Parent or the Purchaser or any of their affiliates in favor of the Merger and the Merger Agreement. The Merger Agreement provides that, notwithstanding the foregoing, if the Parent acquires at least 90 percent of the outstanding Shares, the parties thereto shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition without a meeting of stockholders of the Company, in accordance with the DGCL.

  Charter Amendment. In connection with the Merger Agreement and the Tender Agreements, the Board of Directors of the Company has approved, and stockholders representing a majority of the Shares have approved by written consent in lieu of a meeting of stockholders, amendments (the "Charter Amendment") to the Company's Charter which exclude the Merger Agreement, the Tender Agreements and the transactions contemplated therein from the restrictions of Article Fifth of the Charter (relating to certain stock transfer restrictions intended to preserve the tax benefits from the Company's previous net operating losses). The Company has filed with the Securities and Exchange Commission a preliminary information statement relating to the Charter Amendment and has agreed to distribute definitive copies of the information statement (the "Information Statement") to the Company's stockholders as soon as practicable. The Company has agreed to file with the Secretary of State of the State of Delaware a certificate of amendment (the "Certificate of Amendment") relating to the Charter Amendment the next business day following the expiration of any required period of distribution of the Information Statement.

  Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties by the Company with respect to (i) the due incorporation, existence and, subject to certain limitations, the qualification, good standing, corporate power and authority of the Company and certain significant subsidiaries; (ii) the due authorization, execution, and delivery of the Merger Agreement and the consummation of transactions contemplated thereby, and the validity and enforceability thereof; (iii) the approval of the Board of Directors of the Company of the transactions contemplated by Merger Agreement and the Tender Agreements (as defined below), the taking of all necessary corporate action to render Section 203 of the DGCL inapplicable to such transactions and the absence of any applicable Oklahoma takeover statute or similar law; (iv) the approval and taking of certain actions required to approve the Charter Amendment; (v) subject to certain qualifications, the absence of additional actions necessary for the effectiveness of the Charter Amendment, the absence of conflicts with Article Fifth of the Charter by the execution and delivery of the Tender Agreements, the tender of shares in the Offer and the grant of the Options (as defined below) contemplated by the Tender Agreements; (vi) subject to certain qualifications, the absence of any violations of Article Fifth of the Amended and Restated Certificate of Incorporation by the purchase of Shares pursuant to the Offer or the exercise of such options; (vii) the capitalization of the Company, including the number of shares of capital stock of the Company outstanding, the number of shares reserved for issuance on the exercise of options and similar rights to purchase shares; (viii) the identity, ownership (subject to certain exceptions and limitations) and capitalization of each of the Company's subsidiaries and ownership by the Company and its subsidiaries of interests or investments in entities other than subsidiaries of the Company or its subsidiaries; (ix) subject to certain exceptions, the absence of certain contingent liabilities;
(x) subject to certain exceptions, the absence of certain changes or events;
(xi) subject to certain exceptions, title to the assets reflected in the audited financial statements of the Company and its subsidiaries as of and for the fiscal year ended December 28, 1996 (the "Financial Statements") and the absence of any encumbrances or liabilities with respect to such assets except as disclosed in the Financial Statements; (xii) subject to certain limitations, the good operating condition of certain tangible assets; (xiii) certain material contracts of the Company and its subsidiaries and, subject to certain limitations, the absence of material breaches, violations of, or defaults under certain contracts; (xiv) subject to certain exceptions, the absence of violations, conflicts, breaches or defaults, or the imposition of material liens or other encumbrances resulting from the execution and delivery of, and the consummation of the transactions contemplated by, the Merger Agreement; (xv) subject to certain exceptions and limitations, the absence of consents and approvals necessary for consummation by the Company of the Merger; (xvi) subject to certain exceptions, compliance with the various permits, licenses, variances, exemptions, orders and approvals of all foreign, federal, state or local governmental or regulatory authority (each a "Governmental Entity") necessary for the lawful conduct of their respective businesses as currently being conducted; (xvii) certain fees in connection with the transaction contemplated by the Merger Agreement; (xviii) the absence of any other agreement to sell the Company to another party; (xix) certain intellectual property of the Company and its subsidiaries; (xx) certain employee benefit and ERISA matters; (xxi) certain tax matters; (xxii) the information contained in each registration statement, report, proxy statement or information statement (as defined under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) prepared by it since January 2, 1994, each in the form (including exhibits and any amendments thereto) filed with the Securities and Exchange Commission (the "Commission") (collectively, the "Company Reports") and the financial statements included therein filed by the Company with the Commission, the Schedule 14D-9, the information statement, if any, filed by the Company in connection with the Offer pursuant to Rule 14f-1 under the Exchange Act; (xxiii) certain environmental matters; (xxiv) the information to be supplied by the Company for inclusion in the Proxy Statement with respect to the Merger or the Information Statement mailed to the stockholders of the Company; (xxv) subject to exceptions, the absence of certain agreements relating to the Company's capital stock; (xxvi) the required vote of stockholders of the Company with respect to the transaction contemplated by the Merger Agreement; and (xxvii) the fairness opinion from Morgan Stanley & Co., Incorporated ("Morgan Stanley"), the Company's financial advisor.

  The Parent and the Purchaser have also made certain representations and warranties, including with respect to (i) the due organization, existence, good standing and, corporate power and authority of the Parent and the Purchaser and the absence of certain actions by the Purchaser; (ii) the due authorization, execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby, and the validity and enforceability thereof; (iii) subject to certain exceptions and limitations, the absence of consents and approvals necessary for consummation by the Parent and the Purchaser; (iv) subject to certain exceptions, the absence of any violations of the certificate of incorporation or bylaws or other organizational documents, other agreements or contracts or violation of other statutes, rules, regulations, ordinances, orders, judgments, writs, injunctions or decrees or imposition of any material lien, mortgage, pledge, encumbrance, claim, restriction or charge on the business; (v) certain arrangements with Donaldson, Lufkin & Jenrette Securities Corporation regarding investment banking services; (vi) the accuracy and the adequacy of the information contained in the Proxy Material except that no representation or warranty is made by the Parent or the Purchaser with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein and the information supplied for the Information Statement; (vii) ownership by the Parent and the Purchaser of Shares; and (viii) the sufficiency of funds available to Parent and the Purchaser for the consummation of the Offer and the Merger.

  Conduct of Business Pending Merger. The Company has agreed that from the date of the Merger Agreement to the Effective Date, unless Parent has consented in writing thereto, the Company will, and will cause each of its subsidiaries to (i) carry on their respective businesses in the ordinary course of business consistent with past practice (ii) use their commercially reasonable efforts to preserve the goodwill of those having business relationships with them and (iii) use their reasonable best efforts to preserve intact their current business organizations, keep available the services of their current officers and key employees and preserve their relationships with customers, and suppliers and others having business dealings with them.

  The Company has agreed that from the date of the Merger Agreement to the Effective Date, with certain exceptions, unless the Parent has consented in writing thereto, the Company will not, and will not permit any of its subsidiaries to:

  (i) incur any additional indebtedness for borrowed money, assume, guarantee, endorse or otherwise become responsible for the obligations of any other individual, partnership, firm or corporation or make loans or advances to any individual, partnership, firm or corporation, in an amount in excess of $30,000,000; provided, however, that total indebtedness for borrowed money under the Credit Agreement with Chase Manhattan Bank as the Managing Agent, as of the Effective Date, shall not exceed $251,000,000; and provided further, however, that the Company shall not be prohibited from repaying any indebtedness of the Company or its subsidiaries prior to the Effective Date if such repayments are made without penalty; (ii) subject to certain exceptions, enter into any capital or operating leases of equipment; (iii) except for the Charter Amendment, amend its Charter or Amended and Restated Bylaws or the articles or certificate of incorporation or bylaws of any of its subsidiaries;
(iv) subject to certain exceptions, issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible or exchangeable into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or equity equivalent; (v) mortgage, pledge or otherwise encumber any of its material properties or assets or sell, transfer (except pursuant to intercompany transfers) or otherwise dispose of any of its material properties or material assets or cancel, release or assign any indebtedness owed to it or any claims held by it, except in the ordinary course of business and consistent with past practice; (vi) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, limited liability company, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, in each case that are material, individually or in the aggregate, to the Company and its subsidiaries, taken as a whole; (vii) subject to certain exceptions, enter into, terminate or permit any renewal or extension options to expire with respect to any material contract or agreement, or make any material change in any of its leases and contracts, other than in the ordinary course of business and consistent with past practice; (viii) declare, set aside or pay any dividend or distribution with respect to the capital stock of the Company or any of its subsidiaries or directly or indirectly redeem, purchase or otherwise acquire any capital stock of the Company or any of its subsidiaries or effect a split or reclassification of any capital stock of the Company or any of its subsidiaries or a recapitalization of the Company or any of its subsidiaries except for intercompany transactions in the ordinary course of business consistent with past practice; (ix) alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of the Company or any of its subsidiaries; (x) enter into or adopt or amend any existing severance plan, severance agreement or severance arrangement, any benefit plan or arrangement (including without limitation, the Stock Option Plans) or employment or consulting agreement except as required by law; (xi) increase the compensation payable or to become payable to its officers or employees, except for increases in the ordinary course of business in accordance with past practices, or grant any severance or termination pay to, or enter into any employment or severance agreement with any director or officer of the Company or any of its subsidiaries, or establish, adopt, enter into or, except as may be required to comply with applicable law, amend in any material respect or take action to enhance in any material respect or accelerate any rights or benefits under any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee; (xii) subject to a certain exception, settle or compromise any suit, proceeding or claim or threatened suit, proceeding or claim for an amount that is more than $50,000 in the case of any individual suit, provided that such settlement or compromise shall be made in the ordinary course of business in accordance with past practice; (xiii) knowingly violate or fail to perform any material obligation or duty imposed upon it by any applicable foreign, federal, state or local law, rule, regulation, guideline, ordinance, order, judgment or decree; (xiv) make any tax election or change any method of accounting for tax purposes, in each case except to the extent required by law, or settle or compromise any tax liability; (xv) change any of the accounting principles or practices used by it except as required by the Commission or the Financial Accounting Standards Board; (xvi) grant any license relating to its intellectual property, except in connection with the settlement of a protest by the Company or the use of the mark El Posado by a third party; (xvii) enter into any agreement to enter a new line of business, nor will the Company expend over $10,000 to produce or provide a product in a new line of business; or (xviii) authorize or enter into an agreement, contract, commitment or arrangement to do any of the foregoing.

  Investigation by the Parent and the Purchaser. From the date of the Merger Agreement, upon reasonable advance notice, the Company has agreed to allow the Parent and the Purchaser at their own expense, during regular business hours to make such investigation of the businesses, properties, books and records of the Company and Subsidiaries, and to conduct such examination of the condition of the Company and Subsidiaries as the Parent and the Purchaser deem necessary or advisable to familiarize themselves further with such businesses, properties, books, records, condition and other matters, and to verify the representations and warranties of the Company thereunder.

  Information Statement. The Merger Agreement provides that as soon as practicable after the date of the Merger Agreement, the Company will prepare and file with the Commission, and the Parent and the Purchaser shall cooperate with the Company in such preparation and filing, a preliminary information statement relating to the Charter Amendment and use its reasonable best efforts to furnish the information required to be included by the Commission in the Information Statement and, after consultation with the Parent, to respond promptly to any comments made by the SEC with respect to the preliminary information statement and shall use its reasonable best efforts to cause the Information Statement to be mailed to the Company's stockholders as soon as practicable. The Company will cause the Certificate of Amendment to be filed with the Secretary of State of Delaware the next business day after all applicable time periods for taking such actions have expired. If at any time prior to the effectiveness of the Charter Amendment there shall occur any event that is required to be set forth in an amendment or supplement to the Information Statement, the Company will prepare and mail to its stockholders such an amendment or supplement.

  No Solicitation. The Merger Agreement provides that until the earlier of the Effective Date or the consummation of the Offer, except as provided below (a) neither the Company nor its subsidiaries shall, and the Company shall not authorize or permit its officers, directors, employees, agents or representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its subsidiaries) to, initiate, solicit or knowingly encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation, tender offer, exchange offer or similar transaction involving, or any purchase of all or any significant portion of the assets or any significant portion of the equity securities (excluding any issuable pursuant to agreement existing on the date hereof) of, the Company or its subsidiaries (any such proposal or offer, other than by the Parent or its affiliates, being hereinafter referred to as an "Acquisition Proposal") or engage in any negotiations concerning, or provide any confidential information or data to, or have any substantive discussions with, any person relating to an Acquisition Proposal, or otherwise knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal; (b) it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing; and (c) it will notify the Parent immediately (but in no event later than 24 hours) if any such Acquisition Proposals are received by the Company, any such information is requested from the

Company, or any such negotiations or discussions are sought to be initiated or continued with the Company. Any such notice pursuant to clause (c) of the previous sentence shall include the identity of the party making the Acquisition Proposal and the terms of such proposal. The Merger Agreement provides that the Board of Directors of the Company may (i) furnish information to or enter into discussions or negotiations with, any person or entity that indicates an interest in making a Superior Proposal (as defined below), if, and only to the extent that, (A) the Board of Directors reasonably determines in good faith after consultation with outside counsel that such action is required for the Board of Directors to comply with its fiduciary duties to its stockholders under applicable law and (B) the Company keeps the Parent informed of the status and terms of any discussions or negotiations; and (ii) to the extent applicable, comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal. If any person or entity makes a Superior Proposal, upon receipt and determination thereof, the Company shall promptly (but in no event later than 24 hours after determination) provide written notice to the Parent of such Superior Proposal, including the identity of the parties and the terms thereof. For purposes of the Merger Agreement, "Superior Proposal" means an unsolicited bona fide Acquisition Proposal by a third party in writing that the Board of Directors of the Company determines in its good faith reasonable judgment (based on the advice of a nationally recognized investment banking firm) provides greater aggregate value to the Company's stockholders than the transactions contemplated by the Merger Agreement and for which any required financing is committed or which, in the good faith reasonable judgment of the Board of Directors (based on the advice of a nationally recognized investment banking firm), is reasonably capable of being financed by such third party.

  The foregoing shall not, however, (x) permit the Company to terminate the Merger Agreement, (y) permit the Company to enter into any agreement with respect to an Acquisition Proposal during the term of the Merger Agreement, or
(z) affect any other obligation of any party under the Merger Agreement.

  Third Party Standstill Agreements. During the period from the date of the Merger Agreement until the earlier of the Effective Date or termination of the Merger Agreement, the Company shall not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which the Company or any of its subsidiaries is a party (other than those involving the Parent or its affiliates). During such period, the Company agrees to enforce, to the fullest extent under applicable law, the provisions of any such agreements, including, but not limited to, injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States or any state thereof having jurisdiction.

  Fees and Expenses. Except as provided below, all costs and expenses incurred in connection with the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such cost or expense.

  Pursuant to the Merger Agreement, the Company shall pay to the Parent (x) the Expenses (as defined below) in an amount up to but not to exceed $3,000,000, and (y) $9,900,000 (the "Termination Fee") under the circumstances and at the time set forth below:

    (i) if the Company or the Parent terminates the Merger Agreement under clause (b) of "Termination" below and a Takeover Proposal (as defined below) shall have been made and concurrently with or within twelve months after such termination, the Company shall enter into an agreement providing for a Takeover Proposal or a Takeover Proposal shall have been consummated, the Company shall pay the Expenses and the Termination Fee concurrently with the entering into of such agreement or the consummation of such Takeover Proposal;

    (ii) if the Company or the Parent terminates the Merger Agreement under clause (c) of "Termination" below and after the date hereof (but prior to the date of termination) a Takeover Proposal shall have been made, the Company shall pay the Expenses and the Termination Fee concurrently with such termination;

    (iii) if the Parent or the Company terminates the Merger Agreement under clause (e) of "Termination" below as a result of the failure of the condition set forth in clause (b) or clause (h) of Section 15 of the Offer to Purchase, the Company shall pay the Expenses;

    (iv) if the Company or the Parent terminates the Merger Agreement under clause (e) of "Termination" below as a result of the failure of the condition set forth in clauses (x) and (b) of Section 15 of the Offer to Purchase or the failure to attain the Minimum Condition and, after the date hereof (but prior to the date of termination) a Takeover Proposal shall have been made, the Company shall pay the Termination Fee concurrently with such termination; and

    (v) if the Parent terminates the Merger Agreement under clause (f) of "Termination" below, the Company shall pay the Expenses and the Termination Fee concurrently with such termination.

  As used herein, (i) "Expenses" shall mean all out-of-pocket fees and expenses incurred or paid by or on behalf of the Parent or any affiliate of the Parent in connection with the Merger Agreement and the transactions contemplated therein, including all fees and expenses of counsel, investment banking firms, accountants and consultants which are evidenced by written invoice or other supporting documentation provided by the Parent; and (ii) "Takeover Proposal" shall mean any proposal or offer to the Company or its stockholders by a third party with respect to (x) a tender offer or exchange offer for 30% or more of the outstanding shares of capital stock of the Company, (y) a merger, acquisition, consolidation, sale of, all or substantially all of the assets of the Company in a similar transaction, or
(z) any liquidation or recapitalization having the foregoing effect.

  Restructuring of Transaction. Notwithstanding any provision contained in the Merger Agreement to the contrary, in the event that any claim, suit, proceeding or action is brought against any of the Parent, the Purchaser or the Company seeking to limit, void or enjoin any of the transactions contemplated by the Merger Agreement or the Tender Agreements or any action taken by the Board of Directors of the Company to facilitate any transaction contemplated by the Merger Agreement or the Tender Agreements on the basis of the transfer restriction contained in Article Fifth of the Company's Charter or the rules of the New York Stock Exchange, either the Parent or the Company may, at its option, upon written notice to the other parties, elect to amend the Merger Agreement to provide for a cash merger of the Purchaser with and into the Company in lieu of the Offer upon terms and conditions which are substantially consistent with those contained in the Merger Agreement, and all parties shall as promptly as practicable following receipt of such notice amend the Merger Agreement.

  Other Agreements. The Merger Agreement provides that, subject to the terms and conditions provided in the Merger Agreement, the Company, the Parent, and the Purchaser shall: (a) use their best efforts to cooperate with one another in (i) determining which filings are required to be made prior to the Effective Time and which consents, approvals, permits, authorizations or waivers are required to be obtained prior to the Effective Time from governmental entities or other third parties in connection with the execution and delivery of the Merger Agreement and certain other ancillary documents and the consummation of the transactions contemplated thereby and (ii) timely making all such filings and timely seeking all such consents, approvals, permits, authorizations and waivers; and (b) use their best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by the Merger Agreement. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of the Merger Agreement, the proper officers and directors of Parent, the Purchaser and the Surviving Corporation shall take all such necessary action.

 Conditions to the Merger.

  The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, where permissible, prior to the Effective Time, of the following conditions: (a) if approval of the Merger Agreement and the Merger by the holders of Common Stock is required by applicable law, the Merger Agreement and the Merger shall have been approved by the requisite vote of such holders; and (b) no injunction or any other order, decree or ruling shall have been issued by a court of competent jurisdiction or by a Governmental Entity (as defined in the Merger Agreement), nor shall any statute, rule, regulation or executive order have been promulgated or enacted by any Governmental Entity, in each case that prevents the consummation of the Merger;

provided, however, that each of the parties shall have used reasonable efforts to prevent the entry of any such injunction or other order, decree or ruling and to appeal promptly the same after issuance thereof.

  The obligations of the Parent and the Purchaser to effect the Merger shall be further subject to the satisfaction or waiver, on or prior to the Effective Time, of the condition that the Purchaser shall have accepted for payment and paid for Shares tendered pursuant to the Offer; provided, that this condition shall be deemed satisfied if the Purchaser's failure to accept for payment and pay for such Shares breaches the Merger Agreement or violates the terms and conditions of the Offer.

  Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company has obtained stockholder approval:

    (a) by the mutual written consent of the Board of Directors of each of the Company and the Parent;

    (b) by either the Company or the Parent, if the Merger has not been consummated by the close of business on September 24, 1997, or such other date, if any, as the Company and the Parent shall agree upon (provided, however, that the right to terminate the Merger Agreement pursuant to this clause (b) shall not be available to any party whose failure to fulfill any of its obligations contained in the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to have occurred prior to the aforesaid date);

    (c) by either the Company or the Parent, if the acquisition of the Company has been restructured to be a cash merger pursuant to the terms described in "Restructuring of Transaction" above and the stockholders of the Company fail to approve and adopt the Merger Agreement and the Merger at the Special Meeting or any postponement or adjournment thereof;

    (d) by either the Company or the Parent, if any Governmental Entity shall have issued any judgment, injunction, order or decree enjoining Parent or the Company from consummating the Offer or the Merger and such judgment, injunction, order or decree shall become final and nonappealable;

    (e) by the Company or the Parent if the Offer terminates or expires on account of the failure of any condition specified in Section 15 of the Offer to Purchase without the Parent having purchased any Shares thereunder (provided, however, that the right to terminate the Merger Agreement pursuant to this clause (e) shall not be available to any party whose failure to fulfill any of its obligations contained in the Merger Agreement has been the cause of, or resulted in, the failure of any such condition);

    (f) by the Parent prior to the consummation of the Offer if (i) the Board of Directors of the Company shall not have recommended, or shall have resolved not to recommend, or shall have modified or withdrawn its recommendation of the Offer, the Merger or the determination that the Offer or the Merger is fair to and in the best interest of the Company and its stockholders, or shall have resolved to do so, or (ii) the Board of Directors of the Company fails to recommend against acceptance of an Acquisition Proposal within five business days after a request by Parent or Purchaser to do so.

  Indemnification; Insurance. The Merger Agreement provides that the Company shall indemnify and hold harmless and, from and after the Effective Date, the Surviving Corporation and the Parent shall indemnify and hold harmless, each present and former director and officer of the Company (the "Indemnified Parties") against any expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such Indemnified Party in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative to which such Indemnified Party was made, or threatened to be made, a party by reason of the fact that such Indemnified Party was or is a director, officer, employee or agent of the Company, or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture trust or other enterprise and which arises out of or pertains to any action or omission occurring prior to the Effective Date (including, without limitation, any which arise out of or relate to the transactions contemplated by the Merger Agreement) to the full extent permitted under the DGCL (and the Company or the Surviving Corporation and the Parent, as the case may be, will advance expenses to each such person to the full extent so permitted); provided, that any determination required to be made with respect to whether an Indemnified Party's conduct complied with the standards set forth in the

DGCL shall be made by independent counsel selected by such Indemnified Party and reasonably satisfactory to the Company or the Surviving Corporation and the Parent, as the case may be (which shall pay such counsel's fees and expenses). The Merger Agreement also provides that the Surviving Corporation and the Parent shall use their respective reasonable best efforts to provide officers' and directors' liability insurance for events occurring prior to the Effective Time covering the Indemnified Parties who are currently covered by the Company's officers' and directors' liability insurance policy on terms no less favorable than those of such policy in terms of coverage and amounts or, if substantially similar insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation shall not be required to pay a per annum amount of premiums for such officers' and directors' insurance in excess of 200 percent of the last per annum amount of premiums incurred prior to the date hereof, but in such case shall purchase as much coverage as possible for such amount.

  Certain Employee Matters. The Merger Agreement provides that the Surviving Corporation and its subsidiaries will honor, and the Parent will cause the Surviving Corporation and its subsidiaries to honor, all of the Company's employment, transition employment, non-compete, consulting, benefit, compensation or severance agreements in accordance with their terms and, for a period of not less than twelve (12) months immediately following the Effective Date, all of the Company's written employee severance plans (or policies), in existence on the date hereof, including, without limitation, the separation pay plan for corporate officers.

  The Merger Agreement also provides that if any salaried employee of the Company becomes a participant in any employee benefit plan, practice or policy of the Parent, the Purchaser, any of their affiliates or the Surviving Corporation, such employee shall be given credit under such plan, practice or policy for all service prior to the Effective Time with the Company, or any predecessor employer (to the extent such credit was given by the Company), and all service after the Effective Time and prior to the time such employee becomes such a participant, for purposes of eligibility and vesting and for all other purposes for which such service is either taken into account or recognized; provided, however, such service need not be credited to the extent it would result in a duplication of benefits, including, without limitation, benefit accrual service under defined benefit plans.

  For at least twelve months following the Effective Date, the Parent shall cause the Surviving Corporation to maintain employee benefits for management and hourly employees of the Company and its subsidiaries that are no less than the employee benefits in the aggregate, available to similarly situated management and hourly employees of the Parent and its subsidiaries. Neither the Parent nor any of its subsidiaries are obligated to employ, or cause the Company or its subsidiaries from and after the Effective Date to continue to employ, any management or hourly employee of the Company or its subsidiaries.

  Amendment. From and after the time, if any, that the Parent's designees constitute a majority of the Company's Board of Directors and prior to the Effective Date, any amendment of the Merger Agreement by the Company, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of the Parent or the Purchaser thereunder, any waiver of any condition to the Company's obligations thereunder or any of the Company's rights hereunder or action to amend or otherwise modify the Company's Charter or Amended and Restated By-Laws may be effected only by the action of a majority of the directors of the Company then in office who were not officers of the Parent or designees, stockholders or affiliates of the Parent, which action shall be deemed to constitute the action of any committee specifically designated by the Board of Directors to approve the actions and transactions contemplated hereby and the full Board of Directors; provided, that if there shall be no such directors, such actions may be effected by majority vote of the entire Board of Directors of the Company. No supplement, notification or waiver of the Merger Agreement shall be binding unless executed in writing by party or parties to be bound thereby.

  Timing. The exact timing and details of the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by the Purchaser pursuant to the Offer. Although the Parent has agreed to cause the Merger to be consummated on the terms set forth above, there can be no assurance as to the timing of the Merger.

THE TENDER AGREEMENTS

  The following is a summary of the material terms of the Tender Agreement, dated as of March 25, 1997, among the Parent, the Purchaser, Joseph Littlejohn & Levy Fund, L.P. and Joseph Littlejohn & Levy Fund II, L.P. (collectively, "JLL") (the "JLL Tender Agreement") and the Tender Agreement, dated as of March 25, 1997, among the Parent, the Purchaser and The Airlie Group, L.P. ("Airlie") (the "Airlie Tender Agreement" and, together with the JLL Tender Agreement, the "Tender Agreements"). This summary is qualified in its entirety by reference to the JLL Tender Agreement and the Airlie Tender Agreement which are filed as Exhibits 10.6 and 10.7, respectively, hereto and are incorporated herein by reference.

 JLL Tender Agreement

  Tender of Shares. Concurrently with the execution of the Merger Agreement, the Parent and the Purchaser entered into the JLL Tender Agreement. Upon the terms and subject to the conditions of such agreement, JLL will validly tender (and not withdraw) all Shares owned by JLL pursuant to and in accordance with the terms of the Offer, not later than the fifth business day after commencement of the Offer, the number of Shares owned beneficially by JLL, provided, however, JLL may decline to tender, or may withdraw, any and all Shares owned by JLL if the Purchaser amends the Offer to (w) reduce the Share Price to less than $23.40 in cash, net to the stockholders, (x) reduce the number of shares of Company Common Stock subject to the Offer, (y) change the form of consideration payable in the Offer or (z) amend or modify any term or condition of the Offer in a manner adverse to the stockholders of the Company (other than insignificant changes or amendments or other than to waive any condition). JLL shall give the Purchaser at least two business days' prior notice of any withdrawal of Shares owned by the JLL pursuant to the immediately preceding proviso.

  Stock Option. JLL has granted to the Parent an irrevocable option (the "JLL Option") to purchase any or all of JLL's Shares (the "JLL Option Shares") at a purchase price per Share equal to the Share Price. Pursuant to the JLL Tender Agreement, the Purchaser may exercise the JLL Option in whole or in part at any time prior to the date 60 days after the expiration or termination of the Offer if (x) JLL fails to comply with any of its obligations under the JLL Tender Agreement or withdraws the tender of the Shares except under the circumstances set forth above under "Tender of Shares" or (y) the Offer is not consummated because of the failure to satisfy any of the conditions to the Offer set forth in Section 15 to the Offer to Purchase (other than as a result of any action or inaction of the Parent or the Purchaser which constitutes a breach of the Merger Agreement), so long as: (i) all waiting periods under the HSR Act required for the purchase of the JLL Option Shares upon such exercise, shall have expired or been terminated and (ii) there shall not be in effect any preliminary or permanent injunction or other order issued by any court or governmental, administrative or regulatory agency or authority or legislative body or commission prohibiting the exercise of the JLL Option pursuant to the JLL Tender Agreement.

  Purchaser may allow the Offer to expire without accepting for payment or paying for any Shares, on the terms and conditions set forth in the Offer to Purchase, and may allow the JLL Option to expire without exercising the JLL Option and purchasing all or any JLL Option Shares pursuant to such exercise. If all Shares validly tendered and not withdrawn are not accepted for payment and paid for in accordance with the terms of the Offer to Purchase or pursuant to the exercise of the JLL Option, Shares tendered by JLL shall be returned to JLL, whereupon they shall continue to be held by JLL subject to the terms and conditions of the JLL Tender Agreement.

  Other Covenants, Representations, Warranties. In connection with the JLL Tender Agreement, JLL made certain representations, warranties and covenants, including with respect to (i) ownership of its Shares, (ii) JLL's authority to enter into and perform obligations under the JLL Tender Agreement, (iii) the absence of liens and encumbrances on and in respect of JLL's Shares, and (iv) the solicitation of Acquisition Proposals. The Purchaser has made certain representations and warranties with respect to the Purchaser's authority to enter into the JLL Tender Agreement and restrictions on the Purchaser's sale of the JLL Stock Option or the JLL Option Shares.

  Termination. The JLL Tender Agreement shall expire and be of no further force or effect if (i) the conditions to the Purchaser's obligations to accept for payment and pay for Shares pursuant to the Offer shall have been satisfied and the Purchaser breaches any obligation of the Purchaser under the Merger Agreement to accept for payment and promptly pay for all Shares validly tendered and not withdrawn pursuant to the Offer upon expiration of the Offer or (ii) the Purchaser amends the Offer to (w) reduce the Share Price to less than $23.40 in cash, net to the sellers, (x) reduce the number of shares of the Company's Common Stock subject to the Offer, (y) change the form of consideration payable in the Offer or (z) amend or modify any term or condition of the Offer in a manner adverse to the stockholders of the Company (other than insignificant changes or amendments or other than to waive any condition). The JLL Tender Agreement will also terminate upon the earlier of
(i) close of business on September 24, 1997, or (ii) the Effective Time.

 The Airlie Tender Agreement

  Tender of Shares. Concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into the Airlie Tender Agreement. Upon the terms and subject to the conditions of such agreements, Airlie will be required to validly tender (and not withdraw) pursuant to and in accordance with the terms of the Offer, after commencement of the Offer, from time to time the number of Shares owned beneficially by such Airlie which amount does not exceed the Maximum Share Number (as defined below), provided, however, Airlie may decline to tender, or may withdraw, any and all Shares owned by Airlie if the Purchaser amends the Offer to (w) reduce the Share Price to less than $23.40 in cash, net to the stockholders, (x) reduce the number of shares of Company Common Stock subject to the Offer, (y) change the form of consideration payable in the Offer or (z) amend or modify any term or condition of the Offer in a manner adverse to the stockholders of the Company (other than insignificant changes or amendments or other than to waive any condition). Airlie shall give the Purchaser at least two business days' prior notice of any withdrawal of Shares owned by Airlie pursuant to the immediately preceding proviso.

  Stock Option. Airlie has granted to Parent an irrevocable option (a "Airlie Stock Option" and, together with the JLL Option, the "Options") to purchase any or all of Airlie's Shares (up to the Maximum Share Number) at a purchase price per Share equal to the Share Price. Pursuant to the Airlie Tender Agreement, the Purchaser may exercise the Airlie Option in whole or in part upon terms and conditions substantially similar to those governing the JLL Option discussed above.

  Maximum Share Number. For purposes of the Airlie Tender Agreement, the term "Maximum Share Number" means, as of any time of determination, such number of Shares that, when taken together with all shares of the Company's Common Stock that the Parent or any of its affiliates (i) owns directly or indirectly, beneficially or of record, at such time of determination and (ii) has the right to acquire, at such time of determination, from JLL in accordance with the terms of the JLL Tender Agreement, would cause Parent or its affiliates to own directly or indirectly, beneficially or of record, not more than 49.9% of the aggregate voting power represented by the issued and outstanding capital stock of the Company.

  The other terms of the Airlie Tender Agreement, including the provisions with respect to termination thereof, are substantially similar to those contained in the JLL Tender Agreement described above.

THE CONFIDENTIALITY AGREEMENT.

  On January 25, 1997, the Parent entered into a confidentiality agreement with the Company (the "Confidentiality Agreement") pursuant to which the Parent agreed to treat as confidential certain information provided to it by or on behalf of the Company and agreed for eighteen months not to acquire or agree to acquire any voting securities or any assets of the Company or any of its subsidiaries, solicit proxies or seek to influence the voting of Common Stock or propose any extraordinary transaction involving the Company without the Company's consent, with certain exceptions. To the extent any of the provisions of the Merger Agreement or the Tender Agreements conflict with any of the provisions of the Confidentiality Agreement, the provisions of the Merger Agreement or the Tender Agreements, as the case may be, shall control and any such provisions of the Confidentiality Agreement shall be deemed amended and superseded. A copy of the Confidentiality Agreement is filed as
Exhibit 10.8 hereto and is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation. The Board of Directors of the Company has approved the Offer, the Merger, the Merger Agreement and the Tender Agreements and the transactions contemplated thereby and determined that each of the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company. The Board of Directors of the Company recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the Merger.

  (b) Background; Reasons for the Recommendation. For some time, the Company's strategic business plan has envisioned growth through selective acquisitions of well-positioned premium producers of value-added processed food products serving niche markets in the foodservice industry. The Company acquired KPR and TNT in December 1995, financing these acquisitions with bank borrowings which significantly increased the Company's leverage. Beginning in the second quarter of 1996, the Company's performance, as well as the trading prices of its Common Stock, came under negative pressure due, in large part, to rising prices for the Company's meat-based raw materials and the effects of increased competition in certain of the Company's markets.

  At a meeting held on September 26, 1996, the Company's Board of Directors discussed, among other matters, the possibility that the Company's highly leveraged balance sheet and rising prices for raw materials might restrict the Company's ability to grow through acquisitions and capital expenditures. Concluding that neither the equity nor the debt capital markets were likely to be accessible by the Company on acceptable terms over the foreseeable future, the Board determined to explore alternative methods to pursue the Company's strategic business plan, including the possible sale of the Company.

  During October 1996, the Company held preliminary discussions with two investment banking firms that were subsequently invited to make presentations to management and certain members of the Board. Based, in part, on such presentations, which focussed on the possibility, advisability, methodology and structure of a potential business combination involving the Company, the Company engaged Morgan Stanley as its financial advisor.

  During November and December 1996 and January 1997, Morgan Stanley held informal discussions with approximately twenty-five potential buyers, including the Parent, to determine the degree of interest, if any, such parties might have in a business combination involving the Company. Morgan Stanley delivered confidentiality and standstill agreements (each, a "Confidentiality Agreement") to sixteen potential bidders who expressed an interest in evaluating a transaction involving the Company.

  On December 20, 1996, R. Randolph Devening, Chairman, President and Chief Executive Officer of the Company, met with Robert L. Peterson, Chairman and Chief Executive Officer of the Parent, and Larry Shipley, Executive Vice President--Corporate Development of the Parent. During the previous year, an executive of the Parent had contacted a representative of JLL to discuss JLL's intention with respect to JLL's investment in the Company. At the December 20th meeting, Mr. Devening discussed the Company's business relationship with the Parent (for several years, the Parent has served as one of the Company's suppliers of raw materials) and inquired about the Parent's continued interest in the Company. On January 13, 1997, Morgan Stanley delivered to the Parent a draft Confidentiality Agreement. The Parent executed a Confidentiality Agreement with the Company on January 25, 1997.

  Ultimately, the Company received executed Confidentiality Agreements from sixteen potential bidders. During January and February of 1997, following receipt of executed Confidentiality Agreements, the Company and Morgan Stanley provided selected non-public information to, and held numerous discussions with, potential bidders, including the Parent. On January 30, 1997, the Company's management made a presentation to Robert L. Peterson, Larry Shipley and several other officers of the Parent. The Company also made presentations to certain other potential bidders.

  On January 14, 1997, Morgan Stanley requested written indications of interest from all potential bidders, to be submitted on or prior to February 18, 1997. By February 19, 1997, Morgan Stanley, on behalf of the Company, had received four preliminary non-binding indications of interest ranging from $15.00 to $20.00 per share. On February 18, 1997, the Parent submitted its indication of interest in acquiring the Company, subject to further due diligence, at a price between $18.00 and $20.00 per share.

  The Board then granted each bidder access to a "data room" containing detailed non-public information concerning the Company's history, its business and business prospects, and its financial condition. Representatives of all four interested bidders separately visited the data room and met with and/or inspected Company facilities.

  On March 3, 1997, the Parent's financial advisor conducted an on-site review of the information made available in the data room. From March 11, 1997 through March 13, 1997, representatives of the Parent visited certain manufacturing facilities of the Company. The Company also furnished to the potential bidders, including the Parent, a draft of a proposed merger agreement. On March 13 and 14, 1997, management personnel of the Parent, along with its outside legal counsel, conducted due diligence investigations of the Company and conducted various interviews with members of the Company's management.

  During this due diligence phase, Morgan Stanley continued discussions with all four potential bidders, supplying supplemental information and answering questions. Pursuant to a request from the Parent, the Company's management prepared and delivered certain financial projections (which were subsequently provided to one other potential bidder who also requested financial projections).

  On March 13, 1997, Morgan Stanley delivered to each potential bidder a letter requesting the submission, on or prior to April 4, 1997, of formal written proposals for a business combination with the Company, and establishing the procedures to be followed in submitting such proposals.

  On March 14, 1997, representatives of the Parent and the Company discussed the possibility of the Parent submitting a bid and the parties entering into a definitive agreement before the April 4th deadline. On March 17, 1997, the Executive Committee of the Board of Directors met by telephone to discuss the Parent's potential bid. Although the Company determined that active discussions with other potential bidders should continue, the Company decided to open direct negotiations with the Parent due to the Parent's preliminary indication of interest, the Company's belief that the Company was more valuable to the Parent than to any other bidder and the Company's further belief that it was unlikely that any other party would propose a transaction that was more favorable to the Company's stockholders.

  On March 18, 1997, at the behest of the Executive Committee, Morgan Stanley met with the Parent financial advisor to discuss the valuation analysis previously shared with members of the Company's Board of Directors.

  On March 19, 1997, the Parent provided the Company with comments to the draft merger agreement which had been previously provided by the Company. The comments included a draft tender agreement which the Parent indicated it would require JLL and Airlie to enter into in connection with the Merger Agreement. On March 20, 1997, the Company, the Parent and their respective legal counsel met to begin negotiations on the Merger Agreement and the Tender Agreements. These negotiations continued from March 20, 1997 through March 25, 1997.

  The initial negotiations centered on a possible acquisition price of $23.50 per share. The Parent indicated that its willingness to proceed at such price was, however, conditioned upon the satisfactory completion of due diligence, the resolution to its satisfaction of certain "earn-out" payment obligations of the Company to third parties and the resolution of certain issues under the Merger Agreement and the Tender Agreements. As these negotiations evolved it became apparent to the Parent that the arrangements relating to settling such payment obligations would involve higher than anticipated costs. In light of these costs, the Parent revised its offer to $23.40 per share.

  The Company's Board of Directors met by telephone on March 22, 24, and 25, 1997, to discuss the terms of the Merger, the Merger Agreement, the Offer and the Tender Agreements and to obtain advice from its legal counsel and financial advisor. At the meetings held on March 22 and 24, 1997, the Board of Directors analyzed and discussed the Offer, the Merger, the Merger Agreement, the Tender Agreements as well as the KPR Letter and the TNT Letter and the transactions contemplated thereby. At the meeting held on March 24, 1997, Morgan Stanley made a presentation to the Board of Directors and at the meeting held on March 25, 1997, delivered its opinion, subject to the assumptions made, the matters considered and the limitations of the reveiw, as to the fairness to the stockholders of the Company (other than the Parent and its affiliates) from a financial point of view of the consideration to be received by such stockholders pursuant to the Merger Agreement.

  At the meetings held on March 22, 24 and 25, 1997, the Board of Directors reviewed the Tender Agreements and their effect on certain tax benefits of the Company. In connection therewith, the Board reviewed certain financial analyses prepared by management and received advice and opinions from outside legal counsel with respect to the Tender Agreements.

  At the meeting of the Board on March 25, 1997, based upon the foregoing, the Board of Directors determined that the Tender Agreements, the tender of shares and the grant of the Options to the Purchaser described therein would not jeopardize the full utilization of certain of the Company's tax benefits under the Company's Charter (see Item 8(b).). The Board of Directors further reviewed and discussed the Offer, the Merger, the Merger Agreement, the Tender Agreements, the KPR Letter and the TNT Letter and reviewed proposed resolutions relating to the transactions. After discussion and further analysis, all of the members of the Board present at the meeting on March 25, 1997 (which members constituted a quorum), approved the Merger Agreement, the Offer, the Merger, the KPR Letter, the TNT Letter and the Tender Agreements, the tender of shares and the grant of the Options to the Purchaser described therein, and recommended that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer. With respect to the Merger, the Board of Directors recommended that, if a stockholder vote is required by applicable law, the stockholders of the Company vote in favor of approval and adoption of the Merger Agreement and the Merger.

  On March 25, 1997, representatives of the Company informed the Parent that the Board of Directors of the Company had accepted the Parent's offer. On March 25, 1997, the Parent, the Purchaser and the Company executed and delivered the Merger Agreement, and the Parent, the Purchaser and each of JLL and Airlie executed and delivered the Tender Agreements. On March 26, 1997, the Parent and the Company issued a press release jointly announcing the signing of the definitive Merger Agreement and the Tender Agreements. On April 1, 1997, pursuant to the terms of the Merger Agreement, the Purchaser commenced the Offer. A copy of the press release announcing the transaction is filed as Exhibit 99.2 hereto and is incorporated herein by reference. A copy of a letter to stockholders of the Company, which accompanies this Statement, is filed as Exhibit 99.3 hereto and is incorporated by reference herein.

  In making this recommendation, the Board of Directors considered a number of factors, including, but not limited to, the following:

    (i) the terms and provisions of the Offer, the Merger, the Merger Agreement and the Tender Agreements;

    (ii) presentations by management of the Company (at board meetings on March 22, March 24 and March 25, 1997 and at previous board meetings) relating to the financial position, results of operations, business and prospects of the Company, including the prospects of the Company if the Company were to remain independent;

    (iii) the results of the process undertaken to identify and solicit proposals from third parties to enter into a strategic transaction with the Company;

    (iv) the trading price of the Company Common Stock over the last three years, and the fact that the $23.40 Share Price in connection with the Offer and the Merger represents a premium of approximately 49% over the closing price of $15.75 for the Company Common Stock on the New York Stock Exchange on March 25, 1997, the day prior to the public announcement of the execution of the Merger Agreement and the Tender Agreements;

    (v) the views expressed by management and Morgan Stanley, that there appeared to be a limited number of parties with which the Company would be a good strategic fit, and that it was unlikely that any other party would propose a transaction that was more favorable to the Company's stockholders;

    (vi) the presentations by Morgan Stanley at the March 22 and March 24, 1997 board meetings and the written opinion of Morgan Stanley dated March 25, 1997, to the effect that, as of such date, and based on the assumptions made, matters considered and limits of review as set forth in such opinion, the consideration to be received by the Company's stockholders in the Offer and the Merger (other than Parent and its affiliates) pursuant to the Merger Agreement, is fair from a financial point of view to such stockholders. A copy of the written opinion of Morgan Stanley, which sets forth the assumptions made, matters considered and certain limitations on the scope of review undertaken by Morgan Stanley, is attached as Annex B, is filed as Exhibit 99.4 hereto and is hereby incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF MORGAN STANLEY CAREFULLY IN ITS ENTIRETY;

    (vii) the representation of the Parent and the Purchaser that they have sufficient funds available to them to consummate the Offer and the Merger; and

    (viii) the recommendation of management that the Offer and the Merger be approved.

  Considering these factors, the Board of Directors determined that acceptance of the Offer and the tender of Shares pursuant to the Offer, and the approval and adoption of the Merger and the Merger Agreement would be in the best interest of the Company's stockholders.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Morgan Stanley was retained, pursuant to the terms of a letter agreement, dated November 25, 1996 (the "Engagement Letter"), as financial advisor to the Company in connection with considering, structuring and consummating a transaction designed to maximize shareholder value.

  The Company has agreed to pay Morgan Stanley (i) an advisory fee estimated to be $150,000 to $300,000 in the event the Offer is not consummated or (ii) a transaction fee of approximately $5.6 million if the Offer is consummated, which is payable by the Company when control of 50% or more of the Company's Shares changes hands and is to be paid by the Company at the closing of such transaction. In addition to the advisory fee, the Company agreed to reimburse Morgan Stanley for its expenses. Pursuant to the Engagement Letter, the Company has agreed to indemnify Morgan Stanley against certain liabilities in connection with its engagement.

  Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director and affiliate of the Company currently intends to tender all Shares over which each person has sole dispositive power to the Purchaser.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

  (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) There are presently no transactions, board resolutions, agreements in principle or signed contracts in response to the offer, other than as described in or incorporated by reference into Item 3(b), which relate to or would result in one or more of the matters referred to in Item 7(a)(i), (ii),
(iii) or (iv).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  (a) DGCL 203

  Section 203 of the DGCL purports to regulate certain business combinations of a corporation organized under Delaware law, such as the Company, with a stockholder beneficially owning 15% or more of the outstanding voting stock of such corporation (an "Interested Stockholder"). Section 203 provides, in relevant part, that the corporation shall not engage in any business combination for a period of three years following the date such stockholder first becomes an Interested Stockholder unless (i) prior to the date the stockholder first becomes an Interested Stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, (ii) upon becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) on or subsequent to the date the stockholder becomes an Interested Stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder. The Company's Board of Directors has approved the Tender Agreements, the Merger Agreement and the transactions contemplated thereby, and, therefore, Section 203 of the DGCL is inapplicable to such transactions.

  (b) Charter Amendment

  In connection with the Merger Agreement and the Tender Agreements, the Board of Directors of the Company has approved, and stockholders representing a majority of the Shares have approved by written consent in lieu of a meeting of stockholders, the Charter Amendment which excludes the Merger Agreement, the Tender Agreements and the transactions contemplated therein from the restrictions of Article Fifth of the Charter (relating to certain stock transfer restrictions intended to preserve the tax benefits from the Company's previous net operating losses). The Company has filed with the Commission the Information Statement relating to the Charter Amendment and has agreed to distribute definitive copies of the Information Statement to the Company's stockholders as soon as practicable. The Company has agreed to file with the Secretary of State of the State of Delaware the Certificate of Amendment relating to the Charter Amendment the next business day following the expiration of any required period of distribution of the Information Statement.

  (c) Information Statement

  The information statement containing the information required to be delivered to stockholders of the Company pursuant to Section 14(f) and Rule 14f-1 under the Exchange Act attached as Annex A hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

  (d) Appraisal Rights

  No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of Shares will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash for the fair value of, their Shares (the "Dissenting Shares"). Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than in addition to the Offer Price and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Share Price or the Merger Consideration.

  If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his right to appraisal, as provided in the DGCL, the shares of such holder will be converted into the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw his demand for appraisal by delivery to Parent of a written withdrawal of his demand for appraisal and acceptance of the Merger.

  Failure to follow the steps required by Section 262 of the DGCL perfecting appraisal rights may result in the loss of such rights.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT NO.
 -----------
 Exhibit 2.   Agreement and Plan of Merger, dated as of March 25, 1997, by and among Parent, the Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Annual Report on Form 10-K for
              the fiscal year ended December 28, 1996 of the Parent).
 Exhibit 10.1 Employment Agreement between the Company and R. Randolph Devening dated August 2, 1994 (incorporated by reference to the Exhibit filed with the Company's Current Report on Form 8-K dated August
              15, 1995).
 Exhibit 10.2 First Amendment to Employment Agreement, dated as of December 31,
              1996 between the Company and R. Randolph Devening (incorporated by reference to Exhibit 10.8a to the Company's Annual Report on
              Form 10-K for the fiscal year ended December 28, 1996).
 Exhibit 10.3 Form of Stay Bonus Agreement, dated December 31, 1996, between the Company and Thomas G. McCarley, Patrick A. O'Ray, Raymond J.
              Haefele, Bryant P. Bynum, William L. Brady, David J. Clapp, Horst
              O. Sieben, William E. Rosenthal, Howard S. Katz, Tony L. Prater,
              Roger E. LeBreck and Howard C. Madsen (incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K for
              the fiscal year ended December 28, 1996).
 Exhibit 10.4 Letter, dated March 24, 1997 between the Company and Morgan
              Stanley Capital Partners III, L.P. for itself and as agent for
              TNT Crust, Inc. and the shareholders of TNT Crust, Inc.
              (incorporated by reference to Exhibit 10.30d to the Company's
              Annual Report on Form 10-K for the fiscal year ended December 28,
              1996).
 Exhibit 10.5 Letter, dated March 24, 1997, between the Company and the KPR
              Sellers (incorporated by reference to Exhibit 10.29a to the
              Company's Annual Report on Form 10-K for the fiscal year ended
              December 28, 1996).
 Exhibit 10.6 Tender Agreement between Joseph Littlejohn & Levy Fund, L.P. and
              Joseph Littlejohn & Levy Fund II, L.P. and the Parent and the
              Purchaser, dated March 25, 1997 (incorporated by reference to
              Exhibit 2.2 to the Annual Report on Form 10-K of the Parent for
              the fiscal year ended December 28, 1996).
 Exhibit 10.7 Tender Agreement between The Airlie Group, L.P. and the Parent and the Purchaser, dated March 25, 1997 (incorporated by
              reference to Exhibit 2.3 to the Annual Report on Form 10-K of the
              Parent for the fiscal year ended December 28, 1996).
 Exhibit 10.8 Confidentiality Agreement, dated January 25, 1997, between the
              Company and the Parent.
 Exhibit 99.1 Pages 17 through 21 of the Proxy Statement, dated April 4, 1996, relating to the Company's 1996 Annual Meeting of Stockholders.
 Exhibit 99.2 Press Release issued jointly by the Parent and the Company, dated
              March 26, 1997 (incorporated by reference to Exhibit 99.1 to the
              Annual Report on Form 10-K of the Parent for the fiscal year ended December 28, 1996).
 Exhibit 99.3 Letter to Stockholders of the Company, dated April 1, 1997.*
 Exhibit 99.4 Opinion of Morgan Stanley & Co. Incorporated, dated March 25,
              1997.*

--------
* Included with Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 1997                      FOODBRANDS AMERICA, INC.

                                                 /s/ R. Randolph Devening
                                          By: _________________________________
                                            Name:R. Randolph Devening
                                            Title: Chairman of the Board,
                                                   President and Chief
                                                   Executive Officer

                                                                        ANNEX A

                           FOODBRANDS AMERICA, INC.
                             1601 N.W. EXPRESSWAY
                                  SUITE 1700
                         OKLAHOMA CITY, OKLAHOMA 73118

                               ----------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about April 1, 1997 as a part of Foodbrands America, Inc.'s (the "Company") Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of shares of common stock, par value $.01 per share, of the Company (the "Common Stock") at the close of business on or about April 1, 1997. You are receiving this Information Statement in connection with the possible election of persons designated by the Parent (as defined below) to a majority of the seats on the Board of Directors of the Company.

  On March 25, 1997 the Company, IBP Sub Inc., a Delaware corporation (the "Purchaser"), and IBP, inc. (the "Parent") entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) the Parent will cause the Purchaser to commence a tender offer (the "Offer") for all outstanding shares of Common Stock (the "Shares") at a price of $23.40 per Share net to the seller in cash, and (ii) following the consummation of the Offer, the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become an indirect wholly owned subsidiary of the Parent.

  The Merger Agreement requires the Company to take such action as Parent may reasonably request to cause the Parent's designees to be elected to the Board of Directors under the circumstances described therein. See "Board of Directors and Executive Officers--Right to Designate Directors; the Parent Designees."

  You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

  Pursuant to the Merger Agreement, the Purchaser commenced the Offer on April 1, 1997. The Offer is scheduled to expire at 12:00 midnight, New York City time, on April 28, 1997, unless the Offer is extended.

  The information contained in this Information Statement concerning the Parent has been furnished to the Company by the Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

  The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of March 25, 1997, there were 12,465,107 Shares outstanding. The Board of Directors of the Company currently consists of eleven (11) seats and there are currently two vacancies on the Board of Directors. Each director holds office until such director's successor is duly elected and qualified or until such director's earlier resignation or removal.

RIGHT TO DESIGNATE DIRECTORS; THE PARENT DESIGNEES

  Board Representation. The Merger Agreement provides that promptly upon the purchase of and payment for Shares by the Parent or any of its subsidiaries which represents at least a majority of the outstanding Shares

(on a fully diluted basis), the Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product of the total number of directors on the Board of Directors (giving effect to the directors designated by the Parent) and the percentage that the number of Shares so accepted for payment bears to the total number of Shares then outstanding. In furtherance thereof, the Company has agreed, upon request of the Purchaser, to use its best efforts promptly either to increase the size of the Board or secure the resignations of such number of incumbent directors, or both, as is necessary to enable the Parent's designees to be so elected to the Company's Board and shall take all actions available to the Company to cause the Parent's designees to be so elected. The Company's obligation to appoint such designees is subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company is required to take all action necessary to effect any such election and to include in this Information Statement the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Notwithstanding the foregoing, until the Effective Time, the Company will use all reasonable efforts to have at least two members of the Board of Directors who are neither officers of the Parent or designees, stockholders or affiliates of the Parent.

  Parent Designees. The Parent has informed the Company that the Parent will choose one or more of the following individuals as designees to the Board of Directors (the "Parent Designees"): Richard L. Bond, David C. Layhee, Eugene
D. Leman, Robert L. Peterson, Lonnie O. Grigsby, Charles F. Mostek, Jerry S. Scott and Larry Shipley as its designees to the Board of Directors. The names and certain biographical information concerning the Parent Designees are set forth below. The current business address of each such person is IBP Avenue, P.O. Box 515, Dakota City, Nebraska 68731, and each such person is a citizen of the United States of America.

  The Parent and the Purchaser have informed the Company that each of the Parent Designees listed below has consented to act as a director.

  Richard L. Bond, 49, has served as the President, Fresh Meats of the Parent since March 1, 1995. Prior to that he was the Executive Vice President, Beef Division since 1994 and the Group Vice President, Beef Sales and Marketing since 1989. Also, Mr. Bond has been a Director of the Parent since 1995.

  David C. Layhee, 52, has served as the President, Consumer Products of the Parent since March 1, 1995. Prior to that he was the Group Vice President, Design Products since 1989. Also, Mr. Layhee has been a Director of the Parent since 1995.

  Eugene D. Leman, 54, has served as the President, Allied Group of the Parent since March 1, 1995. Prior to that he was the Executive Vice President, Pork Division since 1986. Also, Mr. Leman has been a Director of the Parent since 1989, and a Director on the Norwest Bank Community Banking Board.

  Robert L. Peterson, 64, has served as Chairman of the Board and Chief Executive Officer of the Parent since August 12, 1981. Mr. Peterson joined the Parent in 1961. He left the Parent in 1969 for a period during which he started a pork products company, Madison Foods, Inc. He returned to the Parent in 1976 when the Parent acquired Madison Foods, Inc. In 1977, he was elected the Parent's President and Chief Operating Officer. Mr. Peterson is a Director of MidAmerican Energy Company and the Omaha Branch of the Federal Reserve Bank of Kansas City. Also, Mr. Peterson has been a Director of the Parent since 1976.

  Lonnie O. Grigsby, 57, has served as Executive Vice President and General Counsel of the Parent since 1995; Secretary since 1985; 1988-1995 Executive Vice President, Finance & Administration; General Counsel 1985-1990 and since 1993; 1987-1988 Senior Vice President; 1985-1987 Vice President.

  Charles F. Mostek, 49, has served as Executive Vice President, Fresh Meat Sales and Marketing of the Parent since 1995; 1989-1995 Vice President, Beef Sales; 1985-1989 Vice President, Slaughter Division Sales; 1981-1985 Assistant Vice President, Carcass Grading and Administration.

  Jerry S. Scott, 51, has served as Executive Vice President, Fresh Meat Operations of the Parent since 1995; 1986-1995 Vice President Pork Operations.

  Larry Shipley, 41, has served as Executive Vice President, Corporate Development of the Parent since 1995; 1995 Senior Vice President, Corporate Development; 1994-1995 Assistant to the Chairman; 1989-1994 Assistant to the President.

  None of the Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company or (iii) to the best knowledge of the Parent, beneficially owns any securities (or rights to acquire such securities) of the Company. The Company has been advised by the Parent that, to the best of Parent's knowledge, none of the Parent Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Schedule 14D-9. Each of the Parent Designees is an executive officer of Parent. In the ordinary course of business the Company purchases raw materials from Parent on terms generally available to similarly situated customers. In fiscal 1996 these purchases of raw materials from Parent totalled approximately $55.6 million.

  It is expected that the Parent Designees may assume office at any time following the purchase by the Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than 12:00 Midnight, New York City time, on April 28, 1997, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Board of Directors.

BOARD OF DIRECTORS OF THE COMPANY

  The Board of Directors currently consists of nine persons, one of whom is an employee of the Company, and there are currently two vacancies on the Board of Directors. In accordance with the Amended and Restated Certificate of Incorporation of the Company, directors are divided into three classes composed as nearly as possible of an equal number of directors. The term of the directors in class I expires in 1997, class II expires in 1998 and class III expires in 1999.

  Biographical information concerning each of the Company's current directors and executive officers is presented below.

                                                                 DIRECTOR
                 NAME AND PRINCIPAL OCCUPATION                    SINCE   CLASS
                 -----------------------------                   -------- -----
Mr. Richard T. Berg, age 71, has been a Director of the Company    1991    III
since October 1991. From September 1990 to October 1991, Mr.
Berg served as an employee of a subsidiary of the Company and from October 1991 to December 1992 served as a consultant to a subsidiary of the Company. Mr. Berg was retired from October
1988 to September 1990. Mr. Berg was a Director of Wilson Foods
Corporation from July 1981 to October 1988 and President and
Chief Operating Officer of Wilson Foods Corporation from
November 1985 to October 1988.
Mr. Peter A. Joseph, age 44, has been a partner of JLL and its     1995    III
predecessors since July 1987. Mr. Joseph serves on the Board of
Directors of Lancer Industries Inc., Hayes Wheels Corporation,
Tenet Healthcare Corporation, Peregrine, Inc. and Freedom
Chemical Company.
Mr. Paul W. Marshall, age 55, has been Senior Lecturer at          1991    III
Harvard Graduate School of Business Administration since 1996 and has been Chairman and Chief Executive Officer of the
Rochester Shoe Tree Company, a shoe tree manufacturing company, since October 1991. Mr. Marshall was an adjunct professor of the Harvard Graduate School of Business Administration from
July 1989 through February 1992. He also was Chairman of
Industrial Economics, Incorporated, a consulting firm, from
1989 to 1991. He was also a Member of the Lexington Board of
Selectmen from 1984 to 1993. Prior to that time, he was
President of Marshall Bartlett Incorporated from 1981 to 1989.
He currently serves on the Board of Directors of Applied
Extrusion Technologies, Inc. and Raymond James Financial, Inc.

                                                                 DIRECTOR
                 NAME AND PRINCIPAL OCCUPATION                    SINCE   CLASS
                 -----------------------------                   -------- -----
Mr. R. Theodore Ammon, age 47, has been Chairman of the Board      1993      I
and Chief Executive Officer of Big Flower Press Holdings, Inc.
since its inception in 1993. Mr. Ammon has also been the
Chairman of the Board of Treasure Chest since 1993. Mr. Ammon was a General Partner of Kohlberg Kravis Roberts & Co. (a New
York and San Francisco-based investment firm) from 1990 to
1992, and an executive of such firm prior to 1990. Mr. Ammon is also a member of the Board of Directors of Host Marriott
Corporation, Samsonite Corporation and Culligan Water
Technologies, Inc. In addition, Mr. Ammon serves on the Board of Directors of Jazz at Lincoln Center, Institute of
International Education, the New York YMCA and on the Board of
Trustees of Bucknell University.
Mr. Dort A. Cameron, age 52, has been the general partner of       1992      I
EBD, L.P., the general partner of The Airlie Group L.P., a
manager of private investment funds, since October 1988. Mr.
Cameron has also been the general partner of BMA Limited
Partnership, the general partner of Investment Limited
Partnership, since July 1984. Mr. Cameron currently serves as
Chairman of the Board of Entex Information Services, Inc. and
as a member of the Board of Directors of Perkins Management
Company, Inc., which is a general partner of Perkins Family
Restaurants, L.P.
Mr. R. Randolph Devening, age 55, has been Chairman, President     1994     II
and Chief Executive Officer of the Company since August 1994.
From May 1993 to July 1994, Mr. Devening was Vice Chairman and
Chief Financial Officer of Fleming Companies, Inc., which is the second largest food marketing and distribution company in the United States and one of the Company's largest customers.
From June 1989 to April 1993, Mr. Devening was Executive Vice
President and Chief Financial Officer and from February 1990 to
July 1994, a director of Fleming. He currently serves as a
member of the Board of Directors of Arkwright Mutual Insurance
Company, Del Monte Corporation, Hancock Fabrics, Inc.,
Autocraft Industries, Inc. and Entex Information Services, Inc.
Mr. Terry M. Grimm, age 55, has been a partner with the law        1991      I
firm of Winston & Strawn for more than five years and is a
member of that firm's Executive Committee and Litigation
Committee.
Mr. Paul S. Levy, age 49, has been a partner of JLL and its        1993     II
predecessors since May 1988. Mr. Levy currently serves as
Chairman of the Board of Directors of Lancer Industries Inc.
and as a member of the Board of Directors of Hayes Wheels
Corporation, Freedom Chemical Company, Peregrine, Inc. and
Tenet Healthcare Corporation.
Mr. Angus C. Littlejohn, age 45, has been a General Partner of     1993     II
Littlejohn & Co., LLC since September 1996 and prior to that was partner of JLL and its predecessors since July 1987. Mr.
Littlejohn serves on the Board of Directors of Freedom Chemical
Corporation.


  Current Nominating Agreements. Pursuant to that certain Stock Purchase Agreement (the "JLL Agreement") dated February 16, 1993, between the Company and Joseph Littlejohn & Levy Fund, L.P. ("JLL"), on March 22, 1993, JLL purchased two million newly-issued shares of Common Stock at $15.00 per share. As of the date of this Information Statement, JLL's ownership constitutes approximately 44.3% of the outstanding shares of Common Stock. See "Security Ownership of Certain Beneficial Owners and Management." Pursuant to the terms of the JLL Agreement, JLL is entitled to designate for nomination to the Company's Board of Directors (the "JLL Designees") one less than the number of persons that would constitute a majority of the members of the Company's Board of Directors and the Company agreed to nominate and use its best efforts to cause the JLL Designees to be elected to the Company's Board of Directors. The number of JLL Designees will be reduced as JLL's stock holdings decrease. Further, pursuant to the JLL Agreement, for so long as JLL is entitled to nominate a JLL Designee, the Company agrees to nominate and use its best efforts to cause to be elected to the Company's Board of Directors one individual who is not affiliated either with the Company or with JLL (the "Independent Director") mutually acceptable to both a majority of the Directors who are JLL Designees and a majority of the Directors who are not JLL Designees.

  Pursuant to the terms of the JLL Agreement, the Company entered into a Stockholders Agreement dated March 22, 1993 (the "Airlie Agreement") with The Airlie Group, L.P. ("Airlie") pursuant to which, among other things, Airlie has the right, for so long as it owns more than 5% of the Outstanding Shares (as defined in the Airlie Agreement), to nominate one person for election to the Board of Directors of the Company, provided that such person is mutually acceptable to both a majority of the Directors who are JLL Designees and a majority of the Directors who are not JLL Designees (the "Airlie Designee"). The Director who is the Airlie Designee shall be the Independent Director, so long as there is a Director who is the Airlie Designee.

  JLL and Airlie each separately have agreed to vote all voting securities held by them in favor of persons nominated by the Company in accordance with the JLL Agreement and the Airlie Agreement, respectively. JLL shall have the right to fill vacancies created if a Director who is a JLL Designee shall resign, die, or is removed, or declines to stand for re-election or is not renominated for re-election (a "Vacancy"). Any Vacancy involving the Director who is the Airlie Designee shall be filled with another Airlie Designee. The Directors who are not JLL Designees shall have the right to fill any Vacancy involving a Director who is not a JLL Designee, except that any Vacancy involving the Independent Director (if he or she is not the Airlie Designee) shall be filled by a person mutually acceptable to both a majority of the Directors who are JLL Designees and a majority of the Directors who are not JLL Designees.

  The JLL Agreement and the Airlie Agreement each include certain restrictions on the ability of JLL and Airlie, respectively, among other things, to resell or otherwise transfer securities of the Company or to purchase additional securities of the Company and grant certain demand and piggyback registration rights to each of JLL and Airlie.

  Pursuant to the terms of the JLL Agreement, the existing JLL Designees on the Company's Board of Directors through Fiscal 1996 (as defined below) are Messrs. Ammon, Joseph and Levy. Pursuant to the terms of the Airlie Agreement, the existing Airlie Designee and the Independent Director is Mr. Cameron. The Directors who are neither a JLL Designee nor an Airlie Designee are Messrs. Berg, Devening, Grimm, Littlejohn and Marshall. Mr. Littlejohn, a Director who was a JLL Designee, resigned from JLL in September, 1996 but remains a member of the Board.

  Meetings of the Board; Compensation of Directors. During the Company's fiscal year ended December 28, 1996 ("Fiscal 1996"), the Board of Directors of the Company held four regular meetings and one special meeting.

  Directors who are not employees of the Company or its subsidiaries each receive from the Company $20,000 per year (prorated for partial years) for serving on the Board of Directors, plus expenses, $750 for each Board meeting attended and $500 for each committee meeting attended. In April 1995, the Board of Directors also granted to each non-employee director, other than the JLL Designees, options to purchase 5,000 shares of Common Stock. The options were granted at fair market value on the date of grant, are currently exercisable and have a term of 10 years. In addition, Directors who are not employees of the Company or its subsidiaries and who serve as committee chairmen receive an additional $2,000 per year.

  In April 1995, the Board of Directors adopted the Non-Employee Directors' Deferred Stock Compensation Plan ("Deferred Stock Plan"). The Deferred Stock Plan enables members of the Board of Directors who are not employees of the Company to receive shares of Common Stock in lieu of all or a portion of the compensation they receive for membership on the Board of Directors and committees.

  During Fiscal 1996, Theodore Ammon attended less than 75% of the aggregate of (i) the total number of meetings of the Board of Directors (held during the period for which he served as a Director of the Company) and (ii) the total number of meetings held by all committees of the Board of Directors on which he served, if any (during the periods that he served).

  Committees. The Board of Directors of the Company has standing Executive, Audit and Compensation Committees. Pursuant to the Merger Agreement and upon the Parent Designees becoming directors, the Parent will be entitled to have similar representation on each committee of the Board. The Company does not have a standing nominating committee. The normal duties of such a committee are carried out by the Executive Committee.

  The Executive Committee is responsible for submitting major long-range plans and policies to the Board of Directors for consideration and approval, and, subject to certain exceptions, has the full power of the Board. The Executive Committee also recommends to the Board the names of candidates for election to, or to fill vacancies on, the Board of Directors. The Committee will consider qualified candidates recommended by stockholders. The Executive Committee currently is composed of R. Randolph Devening, Chairman, Richard T. Berg, Dort A. Cameron III, and Paul S. Levy. During Fiscal 1996, the Executive Committee conferred frequently and took action by written consent and held four meetings.

  The Audit Committee is responsible for recommending the selection of independent auditors, reviewing with the independent auditors the general scope of their audit services to be performed and the annual results of their audit. The Audit Committee also reviews (i) reports and recommendations made to the Committee by the independent auditors and (ii) the Company's system of internal controls. It also consults with management, as it deems appropriate, on the results of its reviews. The Audit Committee currently is composed of Paul W. Marshall, Chairman, Richard T. Berg and Angus C. Littlejohn, Jr. The Audit Committee held three meetings during Fiscal 1996.

  The Compensation Committee is responsible for reviewing salaries, bonuses and other compensation arrangements of all officers of the Company and granting incentive awards and stock options pursuant to the Company's incentive plans. The Compensation Committee currently is composed of Terry M. Grimm, Chairman, Theodore Ammon and Dort A. Cameron III. The Compensation Committee held two meetings during Fiscal 1996.

INFORMATION CONCERNING OTHER EXECUTIVE OFFICERS

  The following individuals currently serve as executive officers of the
Company:

    NAME       AGE POSITION
    ----       --- --------
R. Randolph
 Devening(1)   55  Chairman, Chief Executive Officer and President
Horst O.
 Sieben(2)     58  Senior Vice President and Chief Financial Officer
Thomas G. Mc-
 Carley(3)     51  Senior Vice President and President, Food Service Division
Patrick A.
 O'Ray(4)      44  Senior Vice President and President, Specialty Brands Division
William E.
 Rosenthal(5)  46  Senior Vice President and President, KPR Foods Division
Raymond J.
 Haefele(6)    46  Senior Vice President and President, Deli Division
William L.
 Brady(7)      48  Vice President and Controller
Bryant P.
 Bynum(8)      34  Vice President-Finance, Treasurer and Secretary
David J.
 Clapp(9)      52  Vice President-Operating Services
Howard S.
 Katz(10)      46  Vice President and President, Kettle Cooked Foods
Howard C.
 Madsen(11)    53  Vice President-Procurement

--------
 (1) Mr. Devening has been Chairman, President and Chief Executive Officer and a Director of the Company since August 1994. See "--Board of Directors of the Company" for a description of Mr. Devening's business experience.
(2) Mr. Sieben has been Senior Vice President and Chief Financial Officer of the Company since October 1994. Prior thereto, Mr. Sieben was Chief Financial Officer of various companies operated by Lancer Industries, Inc. for the last six years. Mr. Sieben also acted as a consultant to the Company during its acquisition of the Specialty Brands Division in 1994. Previously, Mr. Sieben worked at two public companies, at Nashua Corporation in various controllership positions and at Gradco Systems, Inc. as Chief Financial Officer.
(3) Mr. McCarley has been Senior Vice President of the Company since October 1991 and President, Doskocil Food Service Company, L.L.C. since December 1995. Prior thereto, Mr. McCarley was Senior Vice

    President-General Manager of the Food Service Division from June 1993 to December 1995. Mr. McCarley was Senior Vice President-General Manager of the Food Service and Deli Divisions from October 1991 to January 1993. Prior thereto, Mr. McCarley was Executive Vice President-Food Service Sales from February 1990 to October 1991 and was Senior Vice President-Sales and Marketing of the Company from January 1989 to January 1990. Mr. McCarley was Senior Vice President of Sara Lee Bakery F.S. Division, a diversified food company, and of Chef Pierre, a division of Sara Lee Corporation, from January 1988 to December 1988 and Vice President-Marketing and Research and Development of Sara Lee Bakery F.S. Division prior thereto.
(4) Mr. O'Ray has been Senior Vice President of the Company and President, Specialty Brands, Inc. since October 1995. From 1988 to 1995, Mr. O'Ray was Vice President of the Foodservice Division of American Home Products with the added responsibility of General Manager of the Foodservice and International Divisions since 1993.
(5) Mr. Rosenthal has been Senior Vice President of the Company and President, KPR Foods Division since December 1995. From 1990 to 1995 Mr. Rosenthal was President of KPR Holdings, L.P. Mr. Rosenthal was President of Standard Meat Company, a division of Sara Lee Corporation, prior thereto.
(6) Mr. Haefele has been Senior Vice President of the Company since December 1996, Vice President of the Company since October 1991 and President, Continental Deli Foods, Inc. since December 1995. Prior thereto Mr. Haefele was Vice President-General Manager of the Deli Division from January 1993 to December 1995. Mr. Haefele was Vice President-Retail Sales of the Company from October 1991 to January 1993 and Vice President of Sales of Wilson Brands from October 1989 to October 1991. Prior to that time, Mr. Haefele was Director and National Sales Manager-Deli of Wilson Foods Corporation.
(7) Mr. Brady has been Vice President of the Company since January 1990 and Controller of the Company since May 1990. Mr. Brady served as Vice President and Controller of Wilson Foods prior thereto.
(8) Mr. Bynum has been Vice President-Finance of the Company since February 1993, Treasurer of the Company since January 1994 and Secretary of the Company since July 1995. Mr. Bynum was Director-Corporate Planning and Development from November 1989 to February 1993. Mr. Bynum was a management consultant at the accounting firm of Coopers & Lybrand prior thereto.
(9) Mr. Clapp has been Vice President-Operating Services of the Company since October 1991. Mr. Clapp was Vice President of Operations of the Wilson Brands from October 1989 to September 1991 and was Corporate Director of Engineering of Wilson Foods prior thereto.
(10) Mr. Katz has been Vice President of the Company since December 1995. From 1989 to 1995, Mr. Katz was President of Kettle Cooked Foods, a division of KPR Holdings, L.P. Prior thereto, he was Vice President of Sales of Standard Meat Company, a division of Sara Lee Corporation.
(11) Dr. Madsen has been Vice President-Procurement of the Company since February 1994. Dr. Madsen was Vice President of Purchasing at Sara Lee Meat Group for more than five years prior thereto.

                   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

  The following table sets forth information regarding the beneficial ownership of the Common Stock as of March 24, 1997 with respect to (i) each person known by the Company to beneficially own in excess of 5% of the outstanding shares of Common Stock, (ii) each of the Company's Directors,
(iii) each executive officer of the Company listed in the Summary Compensation Table set forth under the caption "Executive Compensation", and (iv) all Directors and executive officers as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned. The following table does not reflect any Shares which may be beneficially owned by the Parent as a result of the execution of the Tender Agreements.

                                                          AMOUNT    PERCENT OF
                                                       BENEFICIALLY   SHARES
NAME                                                      OWNED     OUTSTANDING
----                                                   ------------ -----------
Joseph Littlejohn & Levy Fund, L.P. (1)...............  5,515,833      44.3%
 450 Lexington Avenue, Suite 3350
 New York, NY 10017
The Airlie Group L.P. (2).............................    797,200       6.4%
 115 East Putnam Avenue
 Greenwich, CT 06830
R. Randolph Devening (3)..............................    296,145       2.3%
Horst O. Sieben (4)...................................     33,962         *
Thomas G. McCarley (5)................................     39,936         *
Patrick A. O'Ray (6)..................................     18,717         *
William E. Rosenthal (7)..............................      3,264         *
R. Theodore Ammon (8).................................     10,000         *
Richard T. Berg (8)...................................     50,467         *
Dort A. Cameron III (2)(8)(9).........................    807,200       6.5%
Terry M. Grimm (8)....................................     10,226         *
Peter A. Joseph (1)(10)...............................  5,515,833      43.2%
Paul S. Levy (1)(10)..................................  5,515,833      43.2%
Angus C. Littlejohn, Jr...............................          0         *
Paul W. Marshall (8)(11)..............................     13,340         *
All directors and executive officers as a group (19
 persons).............................................  6,905,964      53.3%

-------
  *Less than one percent
(1) Pursuant to a Schedule 13D filed on or about February 16, 1993, as amended March 22, 1993, November 18, 1993, and October 27, 1994, Messrs. Levy and Joseph reported that they had shared voting and dispositive power over the shares of Common Stock held by Joseph Littlejohn & Levy Fund, L.P. and Joseph Littlejohn & Levy Fund II, L.P.
(2) The following persons filed a Schedule 13D on or about November 8, 1991, as amended on April 2, 1993, and October 25, 1994, reporting that they had shared or sole voting and dispositive power over the shares of Common Stock held by The Airlie Group L.P.; EBD L.P.; TMT-FW, Inc.; Dort A. Cameron III; and Thomas M. Taylor. As part of that Schedule 13D, the following persons reported sole dispositive power over 6,962 shares of Common Stock, which shares are not included in the preceding table: Sid R. Bass; Sid R. Bass, Inc.; Lee M. Bass; Lee M. Bass, Inc.; Edward D. Bass; and Thru Line Inc.
    The Schedule 13D states that the single, joint filing was made by all such persons because they may be deemed to constitute a "group" under Section 13(d)(3) of the Exchange Act, but all such persons disclaim membership in such group.
(3) Includes 284,019 shares subject to options which are currently exercisable.
(4) Includes 33,962 shares subject to options which are currently exercisable.

(5) Includes 25,352 shares subject to options which are currently exercisable.
(6) Includes 18,717 shares subject to options which are currently exercisable.
(7) Includes 3,264 shares subject to options which are currently exercisable.
(8) Includes 10,000 shares each subject to options which are currently exercisable.
(9) Includes the 797,200 shares beneficially owned by The Airlie Group L.P. Mr. Cameron is the General Partner of EBD L.P., which is a general partner of The Airlie Group L.P., and may disclaim beneficial ownership of some or all of these shares.
(10) Includes the 5,515,833 shares held by JLL; these Directors, who are general partners of JLL Associates, L.P., the general partner of JLL, may disclaim beneficial ownership of some or all of these shares.
(11) Includes 3,340 shares held by Paul W. Marshall, as Trustee of the Paul W. Marshall Self-Directed Retirement Plan.

                            EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

  Summary Compensation. The following table summarizes, for each of Fiscal 1996, fiscal 1995 and fiscal 1994 the compensation awarded, paid to or earned by (i) R. Randolph Devening, the Chief Executive Officer (the "CEO") of the Company, and (ii) each of the four most highly compensated executive officers other than the CEO who served as executive officers of the Company or its subsidiaries as of December 28, 1996, whose annual compensation exceeded $100,000 for Fiscal 1996.

                          SUMMARY COMPENSATION TABLE

                                                        LONG-TERM
                              ANNUAL COMPENSATION  COMPENSATION AWARDS
                              -------------------- -------------------
                                                       SECURITIES         ALL OTHER
                         YEAR SALARY ($) BONUS (1) UNDERLYING OPTIONS  COMPENSATION (2)
                         ---- ---------- --------- ------------------- ----------------
R. Randolph Devening
 (3).................... 1996  $700,000   $   --             --            $48,903
 Chairman, President and
  Chief                  1995   550,000   550,000            --             26,423
 Executive Officer       1994   229,187   500,000        625,593            10,559
Horst O. Sieben (4)..... 1996   238,500    46,700            --             11,654
 Senior Vice President
  and Chief              1995   227,292   119,969         10,000             4,586
 Financial Officer       1994    42,692    65,000         68,814             2,657
Thomas G. McCarley...... 1996   239,519    75,000            --              5,338
 Senior Vice President,  1995   214,165   116,425            --              5,428
 President, Food Service 1994   171,593   101,276         33,814             4,750
  Division
Patrick A. O'Ray (5).... 1996   211,375    75,000            --                477
 Senior Vice President,
  President,             1995    47,788    50,000         68,814               --
 Specialty Brands
  Division               1994       --        --             --                --
William E. Rosenthal
 (6).................... 1996   215,000    98,233            --              6,235
 Senior Vice President,  1995    12,404       --          12,000               372
 President,
 KPR Foods Division      1994       --        --             --                --

--------
(1) The amounts in this column are for performance in the year indicated under the Cash Incentive Plan. For fiscal 1996 the Committee granted discretionary bonuses to Mr. Sieben and Mr. McCarley of $46,700 and $75,000, respectively. The $75,000 1996 bonus to Mr. O'Ray was made pursuant to his employment agreement. For fiscal 1994, amounts in the column include signing bonuses of $500,000 and $65,000 for Mr. Devening and Mr. Sieben, respectively. In addition, the Committee waived certain target requirements under the Cash Incentive Plan and granted a special bonus of $101,276 to Mr. McCarley because of the high level of performance of the Company's Food Service Division.

(2) For Mr. Devening, includes $43,567 paid by the Company for term life insurance and $5,336 contributed by the Company to the Retirement & Profit Sharing Plan during Fiscal 1996; and $20,991 paid by the Company for life insurance and $5,432 contributed by the Company to the Retirement & Profit Sharing Plan during fiscal 1995; and $7,520 paid by the Company for life insurance and $3,039 contributed by the Company to the Retirement and Profit Sharing Plan during fiscal 1994.
  For Mr. Sieben, includes $6,314 paid by the Company for term life insurance and $5,340 contributed by the Company to the Retirement & Profit Sharing Plan during Fiscal 1996; $2,989 paid by the Company for life insurance and $1,597 contributed by the Company to the Retirement & Profit Sharing Plan during fiscal 1995; and $2,657 paid by the Company for life insurance during fiscal 1994.
  For Mr. McCarley, includes amounts contributed by the Company to the Retirement & Profit Sharing Plan of $5,338, $5,428 and $4,750 for Fiscal 1996, fiscal 1995 and fiscal 1994, respectively.
  For Mr. O'Ray, includes amounts contributed by the Company to the Retirement & Profit Sharing Plan of $4,471 for Fiscal 1996.
  For Mr. Rosenthal, includes amounts contributed by the Company to the Retirement & Profit Sharing Plan of $6,235 and $372 for Fiscal 1996 and fiscal 1995, respectively.
(3) On August 1, 1994, Mr. Devening became Chairman of the Board, President and Chief Executive Officer of the Company. See "--Employment, Termination of Employment, Change-In-Control and Other Agreements--Devening Employment Agreement".
(4) On October 24, 1994, Mr. Sieben became Senior Vice President and Chief Financial Officer of the Company. Prior to employment with the Company, Mr. Sieben was a consultant to the Company and received $48,000 in consulting fees in fiscal 1994. See "--Employment, Termination of Employment, Change-In-Control and Other Agreements--Sieben Agreement".
(5) Mr. O'Ray first became employed by the Company on October 9, 1995.
(6) Mr. Rosenthal first became employed by the Company on December 11, 1995.

STOCK OPTION INFORMATION

  Option Exercises. The following table sets forth information concerning each exercise of stock options by the named executive officers during the fiscal year ended December 28, 1996 with information as of the fiscal year-end of any unexercised in-the-money options.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                             FY-END OPTION VALUES

                                                          NO. OF
                                                        SECURITIES
                                                        UNDERLYING         VALUE OF
                                                        UNEXERCISED   UNEXERCISED IN-THE-
                                                      OPTIONS AT FY-   MONEY OPTIONS AT
                               NO. OF SHARES  VALUE       END (#)         FY-END ($)
                                ACQUIRED ON  REALIZED  EXERCISABLE/      EXERCISABLE/
                NAME             EXERCISE      ($)     UNEXERCISABLE   UNEXERCISABLE (1)
                ----           ------------- -------- --------------- -------------------
      R. Randolph Devening....        0          0    284,019/341,574 1,349,090/1,622,476
      Horst O. Sieben.........        0          0      33,962/44,582     150,440/183,927
      Thomas G. McCarley......        0          0      25,352/18,462       72,922/87,695
      Patrick A. O'Ray........        0          0      18,717/50,097        4,679/12,524
      William E. Rosenthal....        0          0        3,264/8,736         2,040/5,460

--------
(1) The values shown in this column are based on a market price of the Common Stock on December 28, 1996 of $13.75 per share.

EMPLOYMENT, TERMINATION OF EMPLOYMENT, CHANGE-IN-CONTROL AND OTHER AGREEMENTS


  Devening Employment Agreement. Pursuant to the Employment Agreement dated August 2, 1994 between the Company and R. Randolph Devening, Chairman of the Board, President and Chief Executive Officer of the Company, as amended by the First Amendment to Employment Agreement, dated as of December 31, 1996,
(the "Devening Employment Agreement"), Mr. Devening is paid a base salary of $700,000 per annum (the "Base Salary"). The Devening Employment Agreement also provides that Mr. Devening will be paid a performance bonus for each fiscal year beginning after December 31, 1995 in an amount equal to the sum of 100% of his Base Salary (the "Target Bonus") for such year if the Company meets its EBIT (earnings before interest and taxes) target for such year (as set by the compensation committee of the Board of Directors), plus a minimum of 25% of his Base Salary for such year if the Company exceeds such EBIT target by 10% or more, plus a minimum of an additional 25% of his Base Salary for such year if the Company exceeds such EBIT target by 20% or more; provided, however, that Mr. Devening remains an employee of the Company on the last day of each such fiscal year for which a performance bonus is being paid, and provided further, however, that, in the event of Mr. Devening's death or his qualification for a benefit under the Company's long-term disability plan, Mr. Devening or his estate will be entitled to the entire bonus to which he would otherwise be entitled had he remained an employee of the Company as of the last day of the year in which such event of death or qualification occurred.

  The Devening Employment Agreement also provides that Mr. Devening's employment period will extend to December 31, 1999, and, unless previously terminated as provided for in the Devening Employment Agreement, shall be extended automatically for one (1) year after December 31, 1999, unless prior to January 1, 1999, either party provides to the other written notice of the intent of such party not to extend. If, however. a Change of Control (as defined in the Devening Employment Agreement) occurs, the employment period will be extended to the second anniversary of the Change of Control.

  Mr. Devening's employment may be terminated without cause at any time by the Board of Directors of the Company during the employment period and before a Change of Control. In such event, the Company will pay to Mr. Devening a severance payment equal to three (3) times the sum of (i) the Base Salary for the last twelve-month period ending prior to such termination, plus (ii) an amount equal to Mr. Devening's Target Bonus of 100% of his base salary regardless of whether such bonus was paid, as discussed above, for the last fiscal year of the Company ending prior to such termination (the "Termination Bonus"). The Termination Bonus will be paid in thirty-six (36) equal monthly installments, commencing within thirty (30) days after the date of termination, unless termination occurs after a Change of Control which is described below. Such payment shall be in lieu of any other benefits that may otherwise be payable to Mr. Devening under any severance pay plan or arrangement. In the event Mr. Devening should die prior to the end of said thirty-six (36) month period, the unpaid portion of the Termination Bonus will nonetheless be paid to Mr. Devening's surviving spouse, and if none, to his estate.

  In the event of a Change of Control under the Devening Employment Agreement, Mr. Devening will be entitled to receive a single lump sum payment equal to the Termination Bonus or approximately $4.2 million (the "Change of Control Payment"). Also, under the Devening Employment Agreement, Mr. Devening will continue his employment during the one year period immediately following a Change of Control (the "Devening Stay Period") upon the Company paying to him the Change of Control Payment. During the Devening Stay Period, Mr. Devening shall be entitled to all compensation, perquisites and benefits he would otherwise be entitled to under the Devening Employment Agreement. Mr. Devening is required to pay liquidated damages to the Company of one-third of the Change of Control Payment if he terminates his employment the Company during the Devening Stay Period. In addition to the Change of Control Payment, the Company will be required to pay Mr. Devening an amount equal to any excise tax, interest and penalties (including income tax) he is required to pay under
Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), resulting from the Change of Control Payment (described above).

  The Devening Employment Agreement also contains an agreement by Mr. Devening not to compete for a period of twenty four (24) months (the "Covenant Period") after his termination of employment from the

Company at any time following a Change of Control for any reason. In consideration for such covenant, the Company shall pay Mr. Devening the sum of $1 million (the "Covenant Payment") in twenty-four (24) equal monthly installments following such termination. In the event of Mr. Devening's death during the Covenant Period, the balance of the Covenant Payment, if any, shall be paid to his surviving spouse, and if none, to his estate.

  In addition to all amounts required to be paid to Mr. Devening by the Company upon his termination of employment for any reason, Mr. Devening shall be entitled to continue to participate in all of the Company's health plans during the thirty-six (36) month period following any such termination, and after the expiration of such thirty-six (36) month period, Mr. Devening shall then be eligible to elect COBRA continuation coverage under the Company's health plan. During such thirty-six (36) month period Mr. Devening shall also be entitled to continue to receive certain other welfare benefits and perquisites described in the Devening Employment Agreement at the higher of the level of such coverage and perquisites immediately prior to the Change of Control or immediately prior to such termination.

  The Company granted to Mr. Devening options to purchase, in the aggregate, a number of shares of the Company's common stock equal to 5% of the total number of shares outstanding on the date of the grant (as adjusted to reflect the number of shares issued in the rights offering made pursuant to the offering prospectus dated September 19, 1994) at an option price per share equal to the greater of the exercise price under such rights offering ($9.00) or the fair market value on the date of the grant. Nine percent of such options vested on December 31, 1994, 18.2% of such options vested on December 31, 1995, 18.2% of such options vested on December 31, 1996, with the remaining such options to vest on December 31 of each of the subsequent three years if Mr. Devening remains an employee and the Company meets the specified earnings target for such year. All options vest upon a Change of Control. The options terminate 10 years from the date of grant and must be exercised within 90 days after Mr. Devening ceases to be an employee. Consummation of the Offer will result in a Change of Control resulting in the vesting of all such options. Mr. Devening will receive approximately $9 million, representing the difference between the option exercise price and the Share Price, times the 625,593 options held by Mr. Devening (the "Option Payment").

  Stay Bonus Agreements. On December 31, 1996, the Company entered into Stay Bonus Agreements, dated as of December 31, 1996 (the "Stay Bonus Agreements"), with the following key employees and officers: Thomas A. McCarley, Patrick A. O'Ray, Raymond J. Haefele, Bryant P. Bynum, William L. Brady, David J. Clapp, Horst O. Sieben, William E. Rosenthal, Howard S. Katz, Tony L. Prater, Roger
E. LeBreck and Howard C. Madsen (each, a "Key Employee"). Each of the Stay Bonus Agreements provide that the Key Employee will continue his employment during the one year period immediately following a Change of Control Event (as defined in the Stay Bonus Agreements) (the "Stay Period"). The Key Employee will be paid a bonus (i) upon the completion of the Key Employee's employment with the Company for the Stay Period or (ii) if earlier, upon his termination of employment with the Company for Good Reason (as defined in the Stay Bonus Agreements) or the termination of his employment by the Company for reasons other than for Cause (as defined in the Stay Bonus Agreements) (excluding death or permanent disability). The aggregate amount payable pursuant to the Stay Bonus Agreements is approximately $3.2 million.

  The Stay Bonus Agreements provide that during the Stay Period if the Key Employee voluntarily terminates his employment other than for Good Reason or if he dies or becomes permanently disabled, he shall nonetheless receive a proportionate part of the Stay Bonus computed by multiplying the Stay Bonus by a fraction, the numerator of which is the number of days in the Stay Period the executive is employed by the Company before the occurrence of his resignation, death or permanent disability and the denominator of which is
365. In addition, the Stay Bonus Agreements also include a non-competition agreement for a period of two years unless the Key Employee is already subject to another non-competition provision.

  Sieben Agreement. Pursuant to the terms of a letter agreement (the "Sieben Agreement") with the Company, Mr. Sieben receives an annual salary of $225,000 and, for the first year of his employment, certain temporary living cost reimbursements up to $2,000 per month. Pursuant to the Sieben Agreement, he is eligible for an annual bonus of up to 50% of his base salary if certain performance objectives are met. In addition, Mr. Sieben received a signing bonus of $65,000 and was granted options to purchase, in the aggregate, 68,814 shares of Common Stock at an exercise price per share of $9.00. These options have a vesting schedule similar to Mr. Devening's. Upon a "Change of Control Event" (as defined in the Stock Incentive Plan) or in the event of the death of Mr. Sieben, all outstanding option shares not previously vested will vest, provided Mr. Sieben is an employee on the date of such event. In the event Mr. Sieben is terminated for any reason other than dishonesty or malfeasance, he will be entitled to receive his base salary for a period of six months from the termination date. In addition, the Company and Mr. Sieben have entered into a Transition Employment Agreement. See "Executive Compensation-- Employment, Termination of Employment, Change-in-Control and Other Agreements--Transition Employment Agreements".

  O'Ray Employment Agreement. Effective as of October 9, 1995, Mr. O'Ray and the Company entered into an employment agreement (the "O'Ray Agreement") pursuant to which Mr. O'Ray serves as Senior Vice President of the Company and President of the Specialty Brands Division. The O'Ray Agreement provides for an annual salary of $210,000 and a signing bonus of $50,000. In addition, Mr. O'Ray received options to purchase 68,814 shares of Company Common Stock at an exercise price of $13.50 per share, which have a vesting schedule similar to Mr. Devening's options adjusted to reflect the different grant date.

  The O'Ray Agreement also provides that in fiscal 1996 the Company will pay Mr. O'Ray a minimum cash bonus of $75,000, subject to upward adjustment. Any amount of cash incentive in excess of such amount shall be provided by the Company's Cash Incentive Plan conditioned upon the Specialty Brands Division achieving the performance targets established for 1996. Such cash incentive was paid in February 1997.

  If Mr. O'Ray's employment is terminated by the Company for "Cause" (as defined in the O'Ray Agreement) or as a result of a voluntary termination, the Company will pay Mr. O'Ray his base compensation through the date specified as his last day of employment. If Mr. O'Ray's employment is terminated during the term of the O'Ray Agreement by the Company without Cause, the Company will pay Mr. O'Ray an amount equal to one-half of his annual base compensation.

  Rosenthal Agreements. Effective as of December 11, 1995, Mr. Rosenthal and the Company entered into an employment agreement (the "Rosenthal Agreement") pursuant to which Mr. Rosenthal serves as Senior Vice President of the Company and President of the KPR Foods Division. The term of the Rosenthal Agreement is from December 11, 1995 until December 10, 2000. The Rosenthal Agreement provides for an annual salary of $175,000 as President of the KPR Foods Division. Mr. Rosenthal will also receive an annual salary of $40,000 in payment of his duties as Senior Vice President. In addition, Mr. Rosenthal received options to purchase 12,000 shares of Company Common Stock at an exercise price of $13.125 per share, which have a vesting schedule similar to Mr. Devening's options adjusted to reflect the different grant date.

  If Mr. Rosenthal's employment is terminated during the term of the Rosenthal Agreement by reason of death, the Company shall pay to Mr. Rosenthal's estate his base compensation as though employment was terminated by the Company without "Cause" (as defined in the Rosenthal Agreement) and the bonus, if any, for the bonus period in which the "Termination Date" (as defined in the Rosenthal Agreement) occurs. If Mr. Rosenthal's employment is terminated during the term of the Rosenthal Agreement by disability, Mr. Rosenthal will continue to receive his base compensation for a period of one year and the bonus, if any, for the bonus period in which the disability occurs until the Rosenthal Agreement is terminated. Mr. Rosenthal shall also continue to receive all compensation payable under the Company's disability benefit programs then in effect through the expiration of the term of the Rosenthal Agreement. Thereafter, benefits shall be determined under the retirement, insurance and other compensation programs. If Mr. Rosenthal's employment is terminated by the Company for Cause or as a result of a voluntary termination, the Company will pay Mr. Rosenthal his base compensation through the date specified as his last day of employment. If Mr. Rosenthal's employment is terminated during the term of the Rosenthal Agreement by the Company without Cause, the Company will pay Rosenthal an amount equal to his base compensation for a period not to exceed one year.

  In connection with the acquisition of KPR Holdings, L.P. ("KPR") pursuant to the Purchase Agreement dated November 14, 1995 (the "KPR Agreement"), the Company has agreed to certain contingent payments payable in Common Stock of the Company or cash, at the option of the sellers, aggregating approximately $14.3 million over the next three years subsequent to 1995 based on the attainment of specified earning levels by KPR. If the sellers elect to receive the contingent payment in Common Stock of the Company, it will be payable based on a price of $13.125 per share. The right to this contingent payment is currently held by KPR Holdings, Inc., one of the sellers, and Mr. Rosenthal holds an equity position in KPR Holdings, Inc. In addition, in connection with the acquisition of KPR, KPR entered into a lease agreement with BAM Corporation pursuant to which BAM leases to KPR the production and office facility located in Fort Worth, Texas (the "Lease"). The Lease is for a period of ten years, with base rental payments of approximately $71,000 per month. KPR has the option, pursuant to the Lease, to purchase the leased facility based on its fair market value. Mr. Rosenthal and other members of his immediate family own all of the equity securities of BAM Corporation.

  Pursuant to a letter dated March 24, 1997 (the "KPR Letter"), the KPR Agreement has been amended to provide that:

    (i) the Contingent Purchase Price (as defined in the KPR Agreement) of approximately $4.3 million which is payable on April 1, 1997 (the "Original Amount") will be paid in cash only;

    (ii) upon the earlier of the consummation of the Offer or the Effective Time, the KPR Sellers will receive $400,000 plus an additional amount equal to approximately $4.3 million (the product of 328,233 (the number of shares KPR could have received on April 1, 1997) multiplied by the Share Price payable in the Offer less $13.125);

    (iii) the provisions of the Contingent Purchase Price contained in the KPR Agreement will be modified such that the KPR Sellers will no longer have the right to elect to receive Common Stock at $13.125 per share in satisfaction of the Contingent Purchase Price, but instead will have the right to elect to receive common stock of the Parent at $22.50 per share; and

    (iv) the Parent will enter into a guarantee of KPR's lease of real property with BAM Corporation in substantially the form of that lease executed by the Company.

  Katz Agreements. Effective as of December 11, 1995, Mr. Katz and the Company entered into an employment agreement (the "Katz Agreement") pursuant to which Mr. Katz serves as Vice President of the Company and President of Kettle Cooked Foods, a subdivision of the KPR Foods Division. The term of the Katz Agreement is from December 11, 1995 until December 10, 2000. The Katz Agreement provides for an annual salary of $175,000. In addition, Mr. Katz received options to purchase 12,000 shares of Company Common Stock at an exercise price of $13.125, per share which have a vesting schedule similar to Mr. Devening's options adjusted to reflect the different grant date.

  If Mr. Katz's employment is terminated during the term of the Katz Agreement by reason of death, the Company shall pay to Mr. Katz's estate his base compensation as though employment was terminated by the Company without "Cause" (as defined in the Katz Agreement) and the bonus, if any, for the bonus period in which the "Termination Date" (as defined in the Katz Agreement) occurs. If Mr. Katz's employment is terminated during the term of the Katz Agreement by disability, Mr. Katz will continue to receive his base compensation for a period of one year and the bonus, if any, for the bonus period in which the disability occurs until the Katz Agreement is terminated. Mr. Katz shall also continue to receive all compensation payable under the Company's disability benefit programs then in effect through the expiration of the term of the Katz Agreement. Thereafter, benefits shall be determined under the retirement, insurance and other compensation programs. If Mr. Katz's employment is terminated by the Company for Cause or as a result of a voluntary termination, the Company will pay Mr. Katz his base compensation through the date specified as his last day of employment. If Mr. Katz's employment is terminated during the term of the Katz Agreement by the Company without Cause, the Company will pay Katz an amount equal to his base compensation for a period not to exceed one year.

  Mr. Katz holds an equity position in KPR Holdings, Inc. which is entitled to the contingent payment under the KPR Agreement as described above. See "-- Employment, Termination of Employment, Change-In-Control and Other Agreements--Rosenthal Agreements".

  Transition Employment Agreements. The Company has entered into Transition Employment Agreements ("Agreement") with certain of the executive officers (each an "Executive"). The Agreements are effective for a period of two years (the "Term" of the Agreement) after a "Change of Control" (as defined in the Agreement), which includes, among other things, a change in stock ownership whereby a person or group acquires a sufficiently large block of Common Stock which, when voted with shares solicited by proxy or written consent solicitation without the benefit of a management supported proxy, would enable such person or group to elect a member of the Board of Directors and will include (i) a sale by JLL of all of its interest in the Company, and (ii) a sale of the Company. If the Executive's employment is terminated by the Company without "Cause" (as defined in the Agreement) or by the Executive for "Good Reason" (as defined in the Agreement), within two years following a Change of Control, then (i) for the remainder of the Term of the Agreement the Executive shall continue to be paid his or her "Compensation" (as defined in the Agreement); (ii) all "Stock Options", "Performance Shares", and shares of "Restricted Stock" (as such terms are defined in the Agreement) held by the Executive shall vest; and (iii) the Executive shall have a period of three months to exercise any such Stock Options. The Agreement also provides that the Company will indemnify the Executives to the fullest extent permitted by the Certificate of Incorporation, the Company's bylaws, and Delaware law; confidentiality and noncompetition covenants by the Executives; notice requirements prior to termination; and for continuation of pre-Change of Control pay levels after a Change of Control.

  Officer Separation Pay Plan. In 1995, the Company adopted a separation pay plan for corporate officers which takes effect on termination of employment of a corporate officer other than by voluntary resignation or for "Cause" (as defined in the plan). The plan provides that separation pay will be made up of a lump sum of 100% of current annual base salary and current allowances (e.g., auto allowance) for a 20-week period for a corporate officer who has served for less than two years and for a 9-month period for an officer who has served two years or more. Such officer will be eligible for outplacement service (selected and paid for by the Company) as needed. If a corporate officer is terminated for death, disability or Cause, then no separation payment will be made. At the time of separation, unused but accrued vacation will be paid in addition to earned but unpaid bonus(es).

  Foodbrands America, Inc. Retirement & Profit Sharing Plan. The Retirement & Profit Sharing Plan, formerly the Doskocil Companies Incorporated Retirement & Profit Sharing Plan, provides that all eligible employees of the Company who have attained the age of 21, have completed one year of service and are not subject to a collective bargaining agreement are permitted to contribute up to 15% of their salary to the Retirement & Profit Sharing Plan. The Company makes contributions on behalf of each participant of a matching amount up to an employee contribution of 3% of such employee's salary. The Company also makes a 1% seed contribution to the employee's account up to $250. Employees become fully vested in Company matching contributions and profit sharing accounts in the Retirement & Profit Sharing Plan after three years of employment with the Company. The Company made a profit-sharing contribution to the Retirement & Profit Sharing Plan for Fiscal 1996. The profit-sharing contribution amount was determined and authorized by the Board of Directors of the Company. Upon severance from service with the Company, participants are entitled to a distribution in a single lump sum of their vested interest in the Retirement & Profit Sharing Plan.

  Foodbrands America, Inc. 1992 Stock Incentive Plan. Pursuant to the terms of the 1992 Stock Incentive Plan, awards granted under the Plan may, in the discretion of the Committee be immediately vested, fully earned and exercisable upon a "Change of Control Event" (as defined in the 1992 Stock Incentive Plan) except (i) if such award has been terminated due to acts such as fraud, misrepresentation and embezzlement or (ii) as otherwise provided in any employment agreement.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During Fiscal 1996, the Compensation Committee of the Board of Directors of the Company was comprised of Terry W. Grimm, Chairman, Theodore Ammon and Dort
A. Cameron III. None of the members of the Compensation Committee has ever been (i) an employee or officer of the Company or any of its subsidiaries or
(ii) had any relationship requiring disclosure under any paragraph of Item 404 or in Item 402(j)(3) of Regulation S-K promulgated by the Securities and Exchange Commission.

                     REPORT OF THE COMPENSATION COMMITTEE
                           OF THE BOARD OF DIRECTORS

  The following is the report of the Compensation Committee of the Company (the "Committee") on executive compensation for Fiscal 1996.

  Compensation Philosophy. The Committee believes that it is in the best interests of the stockholders of the Company for the Company to attract, maintain, and motivate top quality management personnel, especially its executive officers, by offering and maintaining a competitive compensation package that exhibits an appropriate relationship between executive pay and the creation of stockholder value. The general philosophy of the Committee is to integrate (i) reasonable levels of annual base compensation; (ii) annual cash bonuses and equity awards based on achievement of short-term corporate and individual performance goals, such that executive compensation levels will be higher in years in which performance goals are achieved or exceeded; and
(iii) equity awards, to ensure that management has a continuing stake in the long-term success of the Company and return of value to its stockholders.

  The elements of the Committee's integrated compensation philosophy are summarized as follows:

  Base Compensation Levels. Although the Company must maintain base compensation levels commensurate with other comparable companies in its industry with whom the Company competes for management personnel (the "Comparable Companies", as discussed below), the Committee believes that performance-based pay elements should be the primary elements in the compensation packages for its executive officers. Therefore, the Committee believes that, in general, the Company's base compensation levels are competitive with those of the Comparable Companies. The Comparable Companies selected by the Company are food industry companies which have production and marketing strategies similar to those of the Company, which are similar in size to the Company and which compete for executives in the same markets as the Company. Management of the Company compiled the list of Comparable Companies and their compensation information based upon executive compensation studies of Wyatt Data Services and William L. Mercer, Incorporated, as well as proxy statement disclosure for companies meeting the criteria set forth in the preceding sentence. Although the process of setting base compensation levels often reflects subjective factors such as leadership, commitment, attitude and motivational effect, the Committee also considers objective factors such as achievement of performance goals (primarily profitability of the areas over which the executive has management responsibility), level of responsibility and prior experience. Although there is only a slight overlap between the Comparable Companies and those companies included in the Dow Jones Food Sub-Industry Group (the "Sub-Industry Group"), see "Stock Price Performance Graph," the Committee believes that both groups generally consist of similar companies, but that the Company more closely competes with the Comparable Companies for executive officers and for employees than with others in the Sub-Industry Group.

  At the beginning of Fiscal 1996, the Committee set base salaries for executive officers and set the "EBIT" (as hereafter defined) targets and individual performance goals based on total Company profitability, respective business unit profitability and individual objectives under the "Cash Incentive Plan" (as hereafter defined), based on the recommendations of the Chief Executive Officer of the Company. The base salaries were increased over fiscal 1995 amounts between 4.8% and 27.2%. The increases were not linked directly to any element of the Company's performance for Fiscal 1996, but instead were linked to individual levels of responsibilities, performance and contributions.

  Performance-Based Compensation. The Company provides executive officers with the following performance-based compensation programs:

  . Cash Bonuses. Annual cash bonuses may be earned under the Company's Key
    Management Cash Incentive Plan ("Cash Incentive Plan"), based on the achievement of Company, division/function and individual-based performance goals determined by the Committee at the beginning of each year. For Fiscal 1996, earnings before interest and taxes ("EBIT") was the primary measure of Company and division performance, and specific individual performance goals included matters such as profitability of individual business activities and measures of plant efficiency. The Company as a whole has to meet its EBIT goal before any payments are made under the Cash Incentive Plan with the exception that if a division meets its EBIT goal and the Company does not meet its EBIT goal, the division president and other personnel in that division will qualify for a substantially reduced bonus. For Fiscal 1996, the target bonus could be exceeded (up to a set maximum) if the target goals were exceeded. The Company did not meet its goals for Fiscal 1996 under the Cash Incentive Plan. The Deli Division and KPR Foods Division met their respective goals and therefore were entitled to reduced bonuses. In addition, the Committee awarded discretionary bonuses of $217,900 under the Cash Incentive Plan to certain key employees.

  . Stock Options. Options may be granted pursuant to the Foodbrands America, Inc. 1992 Stock Incentive Plan (the "Stock Incentive Plan") at an exercise price equal to or greater than the fair market value of the shares of Common Stock on the date of the grant in the case of Incentive Stock Options (as defined in the Stock Incentive Plan) or at any price in the case of other options. The value of the options is related directly to the market price of the Common Stock and, accordingly, to the long-term performance of the Company. In September 1994, the Company granted options to Mr. Devening based on negotiations between the Company and Mr. Devening. Pursuant to such negotiations, Mr. Devening holds 625,593 options (approximately 5% of the shares of outstanding Common Stock), which vest over a six-year period. Vesting is tied to the achievement by the Company of specified EBIT targets. The Committee then approved a revised approach to granting options proposed by Mr. Devening, pursuant to which options were granted to the executive officer group on terms similar to those granted to Mr. Devening and in amounts determined by the employee's level of responsibility as recommended by Mr. Devening and reviewed and approved by the Committee. The Committee considers the number of options already held by an executive when determining whether to grant additional options. As a result, since September of 1994, all option grants to executive officers have vesting schedules similar to that applicable to Mr. Devening's options. Options were not granted to executive officers for Fiscal 1996.

  Equity-Based Incentives. In addition to stock options, pursuant to the Stock Incentive Plan, the Committee may grant awards of performance shares and restricted stock to executive officers. The purpose of these awards and stock options is to create in the Company's management a vested interest in maximizing the value of the Company's stock and align management's interest in maximizing stockholder value on a long-term basis with that of all other stockholders. No performance awards or restricted stock awards were made during Fiscal 1996.

  Compensation of Chief Executive Officer. Pursuant to the terms of the Devening Employment Agreement, Mr. Devening is entitled to an annual salary of not less than $700,000 and a target bonus for each fiscal year, if the Company achieves certain financial goals for such year set by the Committee in consultation with senior management. The target bonus amount is 100% of Mr. Devening's base salary for such year, plus additional minimum percentages of such base salary if the financial goals are exceeded by specified amounts. For Fiscal 1996, Mr. Devening's bonus was based on the achievement by the Company of specified EBIT targets. For Fiscal 1996, Mr. Devening did not receive a target bonus. See "Executive Compensation--Termination of Employment, Change-In-Control and Other Agreements--Devening Employment Agreement."

  Deduction Limitation on Executive Compensation. Section 162(m) ("Section 162(m)") of the Internal Revenue Code of 1986, as amended (the "Code") limits the deductibility of certain compensation paid by the Company to its Chief Executive Officer and certain of its other executive officers. In fiscal 1997, it is possible that circumstances may warrant compensation payments which will not qualify as a tax deductible expense. It shall be the policy of the Committee to compensate executive officers based on performance, and the Committee recognizes that flexibility with respect to the payment of compensation must be insured in order to maintain this policy. Accordingly, although the Committee will to the extent possible attempt to qualify all compensation payments for deductibility under Section 162(m), circumstances may arise which require it to authorize compensation which is not deductible under Section 162(m).

                                         Terry M. Grimm
                                         R. Theodore Ammon
                                         Dort A. Cameron III

                         STOCK PRICE PERFORMANCE GRAPH

  The following line graph compares the yearly percentage change:

    (i) in the Company's cumulative Total Stockholder Return (as herein defined) (the solid line); with

    (ii) the cumulative Total Stockholder Return of the Standard & Poor's 500 Stock Index (the long broken line); and with

    (iii) the cumulative Total Stockholder Return of the Dow Jones Food Sub-Industry Group (the short broken line).

  "Total Stockholder Return" is measured by dividing (i) the sum of (A) the cumulative amount of dividends for measurement period, assuming dividend reinvestment and (B) the difference between the share price at the end and the beginning of the measurement period; by (ii) the share price at the beginning of the measurement period.

  As depicted by the graph, the Company's cumulative stock price performance through 1994 underperformed both the Standard & Poor's Stock Index and the Dow Jones Food Sub-Industry Group. The Company believes the underperformance prior to 1995 was directly related to significant losses incurred by the Company.

  In mid-1994, the Company began taking a series of steps to eliminate the losses and to return the Company to profitability. Those steps included strengthening its management team by naming a new Chief Executive Officer and a new Chief Financial Officer, sale of the Retail Meat Division and the elimination of losses associated with its operation, implementing a restructuring and cost reduction program and completing acquisitions of three businesses have improved the Company's profitability.

  The Company believes these actions have had a positive impact on the stock price performance which improved approximately 82 percent over the December 1994 level. This improvement exceeded both the improvements of the Standard & Poor's 500 Stock Index and Dow Jones Food Sub-Industry Group over the same time frame.

                                     LOGO

                           DECEMBER 31, DECEMBER 31, DECEMBER 31, DECEMBER 31, DECEMBER 31, DECEMBER 31,
                               1991         1992         1993         1994         1995         1996
                           ------------ ------------ ------------ ------------ ------------ ------------
  Foodbrands America,
   Inc....................     $100         $154         $113         $ 78         $124         $142
  S&P 500.................     $100         $108         $118         $120         $165         $203
  Dow Jones Food Index....     $100         $101         $ 93         $101         $130         $151

                         COMPLIANCE WITH SECTION 16(A)

  Section 16(a) of the Exchange Act requires that companies, directors and executive officers, and persons who own more than 5% of common stock, to file with the Securities and Exchange Commission and the New York Stock Exchange initial reports of beneficial ownership and reports of changes in beneficial ownership of common stock of the Company. Said persons are also required by applicable regulations to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required to be filed, during 1996 all Section 16(a) filings requirements were submitted.

                                          Foodbrands America, Inc.

                                                                    EXHIBIT 99.4

                                                                        ANNEX B

               [LETTERHEAD OF MORGAN STANLEY & CO. INCORPORATED]

                                                                 March 25, 1997

Board of Directors
Foodbrands America, Inc.
1601 Northwest Expressway, Suite 1700
Oklahoma City, OK 73118-1495

Gentlemen:

  We understand that Foodbrands America, Inc. ("Foodbrands" or the "Company"), IBP, inc. ("IBP") and IBP Sub, Inc., a wholly-owned subsidiary of IBP ("IBP Sub"), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated March 25, 1997 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by IBP Sub of a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $0.01 per share (the "Foodbrands Common Stock") of Foodbrands for $23.40 per share net to the seller in cash, and (ii) the merger (the "Merger") of IBP Sub with and into Foodbrands. Pursuant to the Merger, Foodbrands will become a wholly-owned subsidiary of IBP and each outstanding share of Foodbrands Common Stock, other than shares held in treasury or by any wholly-owned subsidiary of Foodbrands or held by IBP or any affiliate of IBP or as to which dissenters' rights have been perfected, will be converted into the right to receive $23.40 per share in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

  You have asked for our opinion as to whether the consideration to be received by the holders of shares of Foodbrands Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders (other than IBP and its affiliates).

  For purposes of the opinion set forth herein, we have:

  (i) reviewed certain publicly available financial statements and other information of the Company;

  (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

  (iii) analyzed certain financial projections, including projections of the utilization for tax purposes of the Company's Net Operating Loss carryforwards, prepared by the management of the Company;

  (iv) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

  (v) reviewed the pro forma impact of the Merger on IBP's earnings per share, cash flow, consolidated capitalization and credit ratios;

  (vi) reviewed the reported prices and trading activity for the Foodbrands Common Stock;

  (vii) compared the financial performance of the Company and the prices and trading activity of the Foodbrands Common Stock with that of certain other comparable publicly-traded companies and their securities;

  (viii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  (ix) participated in discussions and negotiations among representatives of the Company, IBP and certain other parties and their financial and legal advisors;

  (x) reviewed the draft Merger Agreement and certain related documents; and

  (xi) performed such other analyses as we have deemed appropriate;

  We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

  We have acted as financial advisor to the Company in connection with this transaction and will receive a fee for our services.

  It is understood that this letter is for the information of the Board of Directors of the Company only and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company in respect of the transaction with the Securities and Exchange Commission.

  Based on the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of Foodbrands Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders (other than IBP and its affiliates).

                                          Very truly yours,

                                          Morgan Stanley & Co. Incorporated


                                      B-2